02049336

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Yell Group plc

*CURRENT ADDRESS Queens Walk, Oxford Road
Reading
Berkshire RG1 7PT
UK

**FORMER NAME

**NEW ADDRESS

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

FILE NO. 82- 34674 FISCAL YEAR 3/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☒
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY:

DATE : 8/12/02

02 JUL 11
82-34674
AR/S
3-31-2002

Yell Group Limited
(formerly Tasktip Limited)

Annual Report
for the period from 15 March 2001
to 31 March 2002

Registered Number: 4180320

LD2 COMPANIES HOUSE 0440 24/05/02

Yell Group Limited

Annual report
for the period from 15 March 2001 to 31 March 2002

Contents

Company information

Directors

John Condron	Chief Executive Officer (Appointed 22/06/2001)
John Gordon Davis	Chief Financial Officer (Appointed 22/06/2001)
Stephen Grabiner	Non-executive Director (Appointed 21/05/2001)
Stephen Nathaniel Green	Non-executive Director (Appointed 11/06/2001)
Lyndon Lea	Non-executive Director (Appointed 21/05/2001)
Stephan Lobmeyr	Non-executive Director (Appointed 21/05/2001, Resigned 11/06/2001)
William Tester	Non-executive Director (Appointed 15/03/2001, Resigned 22/05/2001)
Andrew Tobias Michael Wyles	Non-executive Director (Appointed 21/05/2001, Resigned 11/06/2001, Re-appointed 05/02/2002)
Salem David Shuchman	Non-executive Director (Appointed 11/06/2001)
Thomas O Hicks	Non-executive Director (Appointed 11/06/2001)
John Rockwell Muse	Non-executive Director (Appointed 11/06/2001)
Lord Powell of Bayswater	Non-executive Director (Appointed 05/02/2002)

Secretary

Howard Thomas	(Appointed 15/03/2001, Resigned 21/05/2001).
WG & M Secretaries Ltd	(Appointed 21/05/2001, Resigned 11/06/2001)
John Gordon Davis	(Appointed 11/06/2001)

Registered office

Queens Walk
Oxford Road
Reading
Berkshire
RG1 7PT

Registered auditors

PricewaterhouseCoopers
1 Embankment Place
London
WC2 6NN

Operating and financial review
for the period from 15 March 2001 to 31 March 2002

Overview

Yell Group Limited was incorporated on 15 March 2001 in the United Kingdom. The Company did not trade during the period from 15 March 2001 to 22 June 2001, the date when it purchased the businesses and operating companies ("the Purchase") from BT. Accordingly, the audited accounts for the Yell Group for the period after the Purchase from 23 June 2001 to 31 March 2002 represent a consolidation of the financial information of Yell Group Limited and its subsidiaries for that period, and do not include a comparative presentation for periods before the Purchase.

Approximately 65% of our turnover came from our UK operations. Our printed directories business in the United Kingdom, which we view as more developed and which covers substantially all of the United Kingdom, has higher gross profit margins than those in the United States. We have been expanding our geographic coverage in the United States, both through further acquisitions of independent directory publishers and through new directory launches. Directory launches into new markets necessarily require us to incur higher costs, and our position as an independent competitor in our markets often leads us to charge lower advertising prices than those offered by incumbent competitors. As a result our gross profit margin for our UK printed directories was approximately 63%, compared to 39% for our US printed directories. Our overall gross profit margin is therefore affected and will continue to be affected by the extent to which our US operations continue to form an increasing portion of the geographic mix of our business.

While we expect to continue to expand our geographic coverage in the United States, we do not intend, in the near to medium term, to continue to launch new directories at the same rate as in recent years. We have increased our focus on enhancing our operating efficiencies and organic growth in the United States, and we believe there will be opportunities to improve our US gross profit margins, as our US operations become more established in those markets.

On 16 April 2002, we acquired McLeodUSA Media Group, Inc. and its subsidiaries ("McLeod"), one of the largest independent directory publishers in the United States, for $600.0 million plus expenses. McLeod published 260 directory editions during the year ended 31 December 2001 and generated turnover of $298.4 million and Earnings Before Interest, Tax, Depreciation and Amortisation ("EBITDA") of $56.7 million, excluding a management fee paid to McLeod's former parent. The acquisition doubled the number of states in which we operate within the United States. Our review of the Yell Group's results of operations does not give effect to this acquisition, which occurred following the end of our 2002 financial year.

Group Turnover

We currently derive our turnover principally from sales of advertisements in our printed directories, Yellow Pages, Yellow Book, Business Pages and McLeod (from 16 April 2002 following the period reported). We also generate turnover from on-line-related activities such as on-line advertising, website design and domain name sales; from Talking Pages; and from Yell Data. We recognise turnover from advertisement sales for a printed directory when we have completed delivery of that directory. We recognise turnover from non-printed directories and other activities over the life of the contract from the point at which the service is first provided or, in the case of a single delivery, at the time of delivery.

Growth in our turnover is driven primarily by the volume of advertisement sales to new and existing advertisers and by new product offerings. In the United States, we have also experienced growth in turnover as a result of acquisitions of other independent directory publishers and new printed directory launches.

Our ability to increase turnover in the United Kingdom during most of the period under review was limited by the undertakings given to the UK Secretary of State for Trade and Industry, in respect of our UK Yellow Pages business, in July 1996, as we could not through 31 December 2001 raise advertising rates in our Yellow Pages directories if the UK Retail Price Index ("RPI") was less than 2%. This required us to lower prices in the United Kingdom when RPI was less than 2%. Effective January 2002, we are now required to cap the rates charged for advertising sold after that date in our Yellow Pages directories at RPI minus 6% for an expected period of four years from January 2002. Because of the time lapse between sales under the new rates and the publication of the corresponding directories, the new price cap did not have a significant effect on our reported results as it affected only three directories published in March 2002. We are not subject to any regulatory price constraints in the United States.

When RPI is less than 6%, this new price cap will require us to reduce the price in absolute terms that we can charge our advertisers for placing advertisements in our Yellow Pages directories. Relative to inflation, our prices will decrease each year that the price cap remains in effect. For example, if inflation as measured by RPI were 2% at the time prices are set for given directories in each of the four years commencing January 2002, then advertisement prices would be reduced in absolute terms by 4% each year, and the prices in the fourth year would be approximately 15% lower than they were when the new price cap took effect.

We introduced colour advertising in UK directories published from October 2001. We currently expect that colour advertising will positively affect our turnover going forward in the short term and help compensate for downward pressures on UK prices.

Cost of Sales

Our cost of sales consists principally of costs associated with the publication of directories, including advertising sales, paper (our largest raw material), printing and pre-press production, as well as bad debt expense. The principal components of advertising sales costs, which represent a significant portion of our cost of sales, are employee costs of the sales force, including salaries, benefits and commissions, and associated direct costs.

In general, we recognise the cost of sales for each directory on completion of delivery of that directory. In our US operations, Yellow Book has historically launched some of its new directories by publishing a prototype directory in which free advertisements are given to advertisers in the first directory, in which case Yellow Book recognises costs for that directory when incurred. Prototype directories have had the effect on our US operations of increasing cost of sales relative to turnover in periods where they have been utilised. We have no current plans to launch prototype directories during the 2003 financial year.

We anticipate that cost of sales will increase as we expand and introduce new directories and other products. Our expansion into new markets in the United States also increases our employee costs. In addition to requiring a larger sales force, the commissions we pay to our sales force tend to be higher in new markets, as our commission structure pays higher remuneration for new advertisers.

Cost of sales also includes bad debt expense. Our UK Yellow Pages business currently has relatively low bad debt expense as compared to Yellow Book due to our established market position in the United Kingdom. Our Yellow Book business accepts higher credit risk customers in order to build market share in certain US markets. Yellow Book operates in a number of markets in which we are a relatively new entrant, and as a result a higher proportion of our advertisers are new advertisers, a category in which we historically have intentionally allowed for a higher rate of bad debt expense. For example, during the period ended 31 March 2002, bad debt expense as a percentage of turnover in the United Kingdom was nearly half of the average percentage in the United States. In addition, in order to expand its advertiser base, Yellow Book USA's creditworthiness requirements intentionally are not as stringent as those of Yellow Pages, which has resulted in a comparatively higher level of bad debt expense. We believe that the benefits of our growth strategy in the United States outweigh any risks associated with the credit profile of Yellow Book USA's advertisers, and over time, as our newer directories become more established in their respective markets, we expect that bad debt expense as a percentage of turnover in the United States will decrease. Nevertheless, because we expect to continue our growth strategy in the future, we expect our bad debt expense as a percentage of turnover in the United States to remain higher than in the United Kingdom.

Distribution Costs and Administrative Expenses

Our distribution costs consist principally of amounts payable to third-party delivery companies with which we contract for the delivery of our printed directories. These costs vary principally due to the number of directories delivered in a financial period. Our distribution costs related to a directory are recognised when the directory is delivered.

Our administrative expenses consist principally of amortisation and depreciation, advertising, promotion and marketing expenses, administrative staff expenses, information technology costs and staff training. Advertising, promotion and marketing expenses represent our most significant discretionary expenses.

A substantial portion of our advertising, promotion and marketing expenses and the costs relating to the development of our online services relate to promotional and brand-building expenditures, which are largely discretionary and which we can reduce if we determine at any stage that the business environment does not justify the related expenditure.

Net Pension Liability

We currently operate a defined benefit pension scheme for our UK employees employed before 1 October 2001 that is accounted for on a SSAP 24 basis, but is subject to the disclosure requirements of UK Financial Reporting Standard 17 "Retirement Benefits" ("FRS 17"). A valuation of this scheme was carried out at 31 March 2002 by a qualified independent actuary. The net liability measured in accordance with FRS 17 was approximately £1 million, which is not materially different from amounts recorded.

Liquidity and Capital Resources

Our principal source of liquidity was cash flows generated from our operations. In addition, we have access to a £100.0 million revolving credit facility as part of the senior credit facilities, of which the full amount was available at 31 March 2002.

Our net cash inflow from operating activities was £158.7 million and our capital expenditure was £9.7 million in the period. The capital expenditure was principally in respect of the acquisition of fixed assets to support our sales force and central administration staff. We currently expect to spend approximately £25 million for capital expenditure in the 2003 financial year, primarily on information technology systems.

On 22 June 2001 we received cash from borrowings of £2,038.9 million and the issue of £1.1 million in share capital to fund the Yell purchase. The amounts borrowed on 22 June 2001 and cash paid to BT on that date, include £40.0 million we drew from the £100.0 million revolving credit facility for the funding of a reserve for an adjustment based on a post-closing determination of net working capital. We repaid all amounts owed under the revolving credit facility in July 2001 when BT refunded the actual amount of the adjustment we agreed. On 6 August 2001, we received £502.2 million from issuing senior notes and drawing down additional amounts under the senior credit facilities, in order to repay the principal and accrued interest on a bridge loan that was taken out on 22 June 2001.

Capital Resources

At 31 March 2002, we had cash of £100.2 million.

We expect that any significant acquisitions or other significant expenditures, including those related to the development of our online services, or any payment of interest on amounts outstanding under or repayment of an existing bridge facility, would in the future be financed through any one or more of operating cash flow, credit facilities and the issue of new debt and equity securities.

We had net debt of £2,003.9 million at 31 March 2002. We are required to satisfy interest and principal payments on our borrowings as they become due. To the extent we are not able to fund any principal payment at maturity or any interest payment when due from cash flow from operations, we would be required to refinance this indebtedness pursuant to credit facilities and/or the issue of new debt and equity securities into the capital markets. Any failure to raise additional funds necessary to achieve this would result in default under our debt covenants. No one has guaranteed our obligations under the notes or has any obligation to provide additional equity financing to us. The first principal repayments we are required to make on the senior credit facilities are on 30 September 2002 in the amounts of £25.8 million and $0.9 million.

The terms of the senior credit facilities require us to maintain specified consolidated financial ratios for senior debt on Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA") as defined in the senior credit facilities, cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding 12-month period and reported to the providers of the senior credit facilities on a quarterly basis. We have reported that we have maintained the financial ratios for the year ended 31 March 2002 in compliance with these debt covenants.

We do not have any off-balance sheet arrangements other than the contingent liability to certain key US employees and the interest rate hedges discussed below.

We have announced that we intend to raise further capital of approximately £750 million (gross proceeds) through a global offer of shares to institutional investors planned to be launched this summer. No final decision has been made and there can be no assurance that any offering will take place.

In the event we succeed in raising further capital, then we expect that a portion of the net proceeds would be used to repay £250.0 million of debt under the senior credit facilities, repay the $250 million (£175 million) bridge facility entered into in connection with the McLeod acquisition, and redeem up to 35% (£174 million) of the senior notes pursuant to the optional redemption features under the indentures. After repaying these borrowings and after converting approximately £653 million of shareholder deep discount notes into equity, we would expect our debt to be approximately £1.3 billion lower than our total borrowings after paying for McLeod.

Furthermore, we expect that if we raise further capital and apply the proceeds as described, then we will incur a number of exceptional or one-off costs which will be reflected in future periods, including cash and non-cash interest charges relating to premium paid in connection with the notes redemption and to the write-off of deferred finance costs; predominantly non-cash charges relating to option grants under existing share ownership plans; and other transaction fees and costs arising out of the offering. In addition, in the event that we undertake an equity offering, participants in a plan implemented for certain key employees of Yellow Book USA and its subsidiaries would be entitled to a payment under the Yellow Book Phantom DDB Plan, under which the participants as a group are to be treated economically as if they had invested approximately $45 million (approximately £32 million) in the Yell group in the same manner as the funds advanced by our sponsors. If we undertake an equity offering before autumn 2002, then we will accrue a non-cash compensation charge of approximately $50 million (approximately £35 million). In satisfaction of those obligations, it is expected that plan participants will exchange their interests in the plan for equity in our parent company to be sold to the extent possible as part of a secondary offering.

Treasury Policy

Our treasury operation's primary role is to manage liquidity, funding investment and our financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and its objective is to manage risk at optimum cost.

The directors set the treasury department's policy and its activities are subject to a set of controls commensurate with the magnitude of the investments and borrowings under its management. Counterparty credit risk is closely monitored and managed within controls set by the directors. It is likely that derivative financial instruments, including forward foreign exchange contracts, if entered into, will be used only for hedging purposes.

Market-related Risks

Interest is payable under our senior credit facilities at a variable rate. We could, therefore, be adversely affected if interest rates were to rise significantly. Under the senior credit facilities, we are required to hedge at least 50% of the variable-rate indebtedness under the senior credit facilities for a duration of two years. We have hedged at 31 March 2002 nearly 100% of the indebtedness under the senior credit facilities for 18 months using interest rate swaps and 50% for the following nine months.

All significant cash inflows and outflows associated with our operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with our operations in the United States are denominated in dollars. However, our financial information is presented in pounds sterling, and changes in the exchange rate between the dollar and pounds sterling will affect the translation of the results of our Yellow Book operations in the United States into pounds sterling. We do not currently intend to hedge any foreign exchange rate risk relating to dollar-denominated notes, although we will continue to review this practice.

Our exposure to interest rate fluctuations will depend on the amount of variable rate indebtedness that we have outstanding and the extent of any hedging arrangements that we put in place. Similarly, our exposure to currency fluctuations will depend on the mix of dollar and pounds sterling denominated indebtedness and the extent of any hedging arrangements.

Directors' report
for the period from 15 March 2001 to 31 March 2002

The directors present their report and the audited financial statements of the Group for the period from 15 March 2001 to 31 March 2002.

Overview

The Group is the leading provider of classified directory advertising and associated products and services in the United Kingdom and the leading independent provider of classified directory advertising in the United States. We have operated as an independent group since 22 June 2001, the date the businesses and operating companies, comprising the Yell Group, were purchased ("the Purchase") from British Telecommunications, plc.

The Company did not trade during the period from 15 March 2001 to 22 June 2001. The audited accounts for the Yell Group for the period from incorporation on 15 March 2001 to 31 March 2002, including the trading results of the Group from 22 June 2001, represents a consolidation of the financial information of Yell Group Limited and its subsidiary undertaking for that period.

Incorporation

Yell Group Limited was incorporated as Tasktip Limited on 15 March 2001 in the United Kingdom. On 22 June 2001 the Company changed its name from Tasktip Limited to Yell Group Limited.

The Purchase

The total cost of acquiring the businesses and operating companies from BT was £2,007.6 million, giving rise to total goodwill of £1,703.1 million with an estimated life of 20 years. In connection with this purchase, we borrowed £2,099.0 million, comprising £1,450.0 million from third-party financial institutions (approximately £500 million of which was refinanced through the issuance of senior notes), £549.0 million from a consortium of investors led by Apax Partners and Hicks, Muse, Tate & Furst Incorporated ("Hicks Muse") and £100.0 million from the vendor, a BT affiliate.

Share capital history

The Company was incorporated with an authorised share capital of £100 divided into 100 ordinary shares of £1 each, of which one was issued and fully paid at the time of incorporation. On 25 May 2001, the authorised share capital of the Company was increased to £109,000 by the creation of 99,900 ordinary shares of £1 each and 900,000 B ordinary shares of £0.01 each. By 20 June 2001 the Company had issued 71,000 fully paid ordinary shares of £1 each and 900,000 B ordinary shares of £0.01 each at a premium of £0.99 per B ordinary share. The Company had also received a capital contribution of £100,000 from the holder of the B ordinary shares.

On 13 March 2002, the authorised (issued and unissued) ordinary shares of £1 were each subdivided into 100 ordinary shares of £0.01 each and the authorised (issued and unissued) B ordinary shares of £0.01 were each subdivided into 100 B ordinary shares of £0.0001 each. On the same date, the authorised share capital of the Company was increased to £130,000 by the creation of 2,000,000 ordinary shares of £0.01 each and 10,000,000 B ordinary shares of £0.0001 each.

Post Balance Sheet events

On 16 April 2002, the Group acquired McLeodUSA Media Group, Inc. and its subsidiaries ("McLeod"), one of the largest independent directory publishers in the United States, for $600.0 million plus expenses. The Group financed the McLeod acquisition, completed on 16 April 2002, through $250.0 million of senior bank financing, a $250.0 million bridge facility, $87.7 million of additional funds in the form of subordinated non-cash pay loans from the consortium of investors led by Apax Partners and Hicks Muse and $37.3 million of unrestricted cash from our available cash balances. As a result, overall borrowings increased by approximately £410 million.

On 23 May 2002, the Company announced its intention to raise capital of approximately £750 million (gross proceeds) through an equity offering. No final decision has been made and there can be no assurance that any offering will take place.

Review of business and future developments

A full review of the performance for the period and the expected future developments is given in the operating and financial review.

Results and dividends

The results for the period are set out in the Accounts beginning on page 12, and represent results from trading from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these results do not represent a full year of trading for the Yell Group. The Group's pre-tax loss was £39.9 million after charging interest of £158.6 million and amortisation of £65.3 million following the Purchase.

Taking into account the interest charge, including the non-cash accrual of interest payable to certain investors, the goodwill amortisation and the tax charge we have reported a loss after tax of £47.2 million. The directors do not recommend the payment of a dividend.

Directors and their interests

The directors of the Company are listed on page 2. The directors' emoluments are disclosed in note 22 to the Accounts. None of the directors had an interest in the Company's issued share capital, listed loan notes or subsidiary undertakings between 15 March 2001 and 31 March 2002, except for the interests below:

£0.01 ordinary shares	At 31 March 2002 Number
John Condron	3,000,000
John Davis	1,250,000

Donations

The Group did not make any political contributions in the period under review. In the UK, the Group made a charitable contribution of £4,000 to the Marie Curie Cancer Fund. In the United States we made charitable contributions of $25,000 (£17,500) to a trust fund established for the 2 year old son of one of our employees, who is suffering from an inoperable brain tumour and $10,000 (£7,000) to United Way's 911 Fund, a charitable fund established in the aftermath of the World Trade Center disaster. Several small amounts totalling $3,160 (£2,200) were also donated to other charitable causes in the period.

Employees

We are a recognised 'Investor in People' employer. Applications for employment by disabled persons are always fully considered, bearing in mind the respective aptitudes and abilities of the applicant concerned. In the event of members of staff becoming disabled every effort is made to ensure that their employment with the Group continues and the appropriate training is arranged. It is the policy of the Group that the training, career development and promotion of disabled person should, as far as possible, be identical to that of a person who is not disabled.

Consultation with employees or their representatives has continued at all levels, with the aim of ensuring that views are taken into account when decisions are made that are likely to affect their interests and that all employees are aware of the financial and economic performance of the Group. Communication with all employees continues through in-house newsletters, briefing groups and the posting of financial results on the Group website.

Policy and practice on payment of creditors

The Group's policy is to use its purchasing power fairly and to pay promptly and as agreed. The Group has a variety of payment terms with suppliers. The term for payments for purchases under major contracts are settled when agreeing the other terms negotiated with the individual suppliers.

It is the Group's policy to make payments for other purchases within 30 working days of the invoice date, provided that the relevant invoice is presented to the Group in a timely fashion and is complete. The Group's payment terms are printed on the Group's standard purchase order forms or, where appropriate, specified in individual contracts agreed with suppliers.

At 31 March 2002 trade creditors in the UK and in the USA represented 14 days and 31 days of purchases, respectively.

Statement of directors' responsibilities

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the company and the group and of the profit or loss of the group for that period. The directors are also required to prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company will continue in business.

In preparing those financial statements the directors are required to:

- Select suitable accounting policies and then apply them consistently.
- Make judgements and estimates that are reasonable and prudent.
- State whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements.
- Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the company will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the company and the group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the company and the group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are responsible for maintaining the integrity of financial information, including the Annual Report, on the Yell Group website.

Auditors

The auditors, PricewaterhouseCoopers, have indicated their willingness to continue in office and a resolution concerning their reappointment will be proposed at the Annual General Meeting.

By order of the Board

John Gordon Davis
Secretary

24 May 2002

Independent auditors' report to the members of Yell Group Limited

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the operating and financial review and the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2002 and of the loss and cash flows of the Group for the period from 15 March 2001 to 31 March 2002 and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London, 24th May 2002

Yell Group Limited

GROUP PROFIT AND LOSS ACCOUNT

	Notes	Period from 15 March 2001 to 31 March 2002 [a] £m
Turnover	2	696.3
Cost of sales		(315.9)
Gross profit		380.4
Distribution costs		(18.5)
Administrative expenses		(243.2)
Group operating profit	2,3	118.7
Net interest payable	5	(158.6)
Loss on ordinary activities before taxation		(39.9)
Tax on loss on ordinary activities	6	(7.3)
Loss for the financial period	17	(47.2)

(a) Results are from trading from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for the Yell Group.

The group's results arose entirely from acquisitions during the period of operations, which are continuing. There is no difference between the loss on ordinary activities before taxation and the loss for the year stated above and their historical cost equivalents.

STATEMENT OF GROUP TOTAL RECOGNISED GAINS AND LOSSES

	Notes	Period from 15 March 2001 to 31 March 2002 [a] £m
Loss for the financial period		(47.2)
Currency movements		(3.7)
Total recognised losses for the financial period	17	(50.9)

(a) Results are from trading from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for the Yell Group.

Yell Group Limited

GROUP AND COMPANY BALANCE SHEETS

	Notes	Group At 31 March 2002 £m	Company At 31 March 2002 £m
Fixed assets			
Intangible assets	7	1,640.5	-
Tangible assets	8	30.0	-
Investments	9	2.1	1.0
		1,672.6	1.0
Current assets			
Stocks	10	90.9	-
Debtors :			
- amounts falling due after more than one year	11	3.4	685.3
- amounts falling due within one year	11	333.9	-
Cash at bank and in hand		100.2	0.1
		528.4	685.4
Creditors: Amounts falling due within one year			
Loans and other borrowings	12	(53.4)	-
Other creditors	14	(146.7)	-
		(200.1)	-
Net current assets		328.3	685.4
Total assets less current liabilities		2,000.9	686.4
Creditors: Amounts falling due after more than one year			
Loans and other borrowings	12	(2,050.7)	(685.3)
		(2,050.7)	(685.3)
Net (liabilities)/assets		(49.8)	1.1
Capital and reserves			
Called up share capital	16,17	0.1	0.1
Share premium account	17	0.9	0.9
Other reserves	17	0.1	0.1
Profit and loss account (deficit)	17	(50.9)	-
Equity shareholders' (deficit) / funds	17	(49.8)	1.1

The accompanying notes form an integral part of these financial statements.

The financial statements on pages 12 to 38 were approved by the board of directors on 24 May 2002 and were signed on its behalf by:

John Gordon Davis
Director

Yell Group Limited

GROUP CASH FLOW STATEMENT

	Notes	Period from 15 March 2001 to 31 March 2002 [a] £m
Net cash inflow from operating activities		158.7
Returns on investments and servicing of finance		
Interest paid		(85.9)
Finance fees paid		(59.4)
Net cash outflow from returns on investments and servicing of finance		(145.3)
Taxation		(0.4)
Capital expenditure and financial investment		
Purchase of tangible fixed assets		(9.7)
Sale of tangible fixed assets		1.1
Net cash outflow from capital expenditure and financial investment		(8.6)
Net cash outflow for acquisitions		
Purchase of subsidiary undertakings, net of cash acquired with subsidiary	18	(1,906.4)
Cash outflow before financing		(1,902.0)
Financing		
Proceeds from issue of ordinary share capital		1.1
Proceeds from borrowings		2,541.1
Borrowings repaid		(540.0)
Net cash inflow/(outflow) from financing		2,002.2
Increase in net cash in the period		100.2
Increase in net debt resulting from cash flows	19	(1,841.5)

(a) Results are from trading from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for the Yell Group.

RECONCILIATION OF OPERATING PROFIT TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	Period from 15 March 2001 to 31 March 2002 [a] £m
Group operating profit	118.7
Depreciation	15.8
Goodwill amortisation	65.3
Decrease in stocks	7.4
Increase in debtors	(52.8)
Increase in creditors	3.8
Other	0.5
Net cash inflow from operating activities	158.7

(a) Results are from trading from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for the Yell Group.

Yell Group Limited

Notes to the Financial Statements

1. Basis of preparation and consolidation, and accounting policies

Basis of preparation and consolidation

The principal activity of the Yell Group is publishing classified advertising directories in the United Kingdom and the United States.

The Yell Group comprises a number of legal entities. The principal entities included within the financial statements are presented in note 9.

On 22 June 2001 Yell Group Limited and its subsidiaries ("the Yell Group" or "the Group") acquired from British Telecommunications plc ("BT") the net assets of Yell Limited, Yellow Pages Sales Limited and General Arts Services Limited (collectively Yellow Pages") and Yellow Book USA, Inc. and its subsidiaries. From the date of the Company's incorporation on 15 March 2001 until the acquisition on 22 June 2001 the Company did not trade. Accordingly, no comparatives are included in these financial statements. The consolidated financial statements comprise the results of the Company and its subsidiaries for the period ended 31 March 2002.

Where the financial statements of subsidiary undertakings do not conform with the Yell Group's accounting policies, appropriate adjustments are made on consolidation in order to present the Yell Group consolidated financial information on a consistent basis. All companies within the Yell Group during the period of ownership have coterminous financial years. All transactions between the Group's businesses have been eliminated in the preparation of these consolidated financial statements.

The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for income, provision for doubtful debts, depreciation, employee pension and management incentive schemes and taxes.

Management regards Apax Partners & Co and Hicks, Muse, Tate & Furst Inc., the leaders of the consortium that purchased the Yell Group, as the ultimate controlling parties.

Accounting convention

These financial statements have been prepared under the historical cost convention, in accordance with applicable accounting standards in the United Kingdom.

1. **Basis of preparation and consolidation, and accounting policies (continued)**

A summary of the more important group accounting policies, which have been consistently applied, is set out below.

Accounting policies

New accounting standards

The group has adopted FRS 18 "Accounting policies", FRS 19 "Deferred tax" and the transitional disclosure rules of FRS 17 "Retirement Benefits" in these financial statements.

(a) Turnover

Group turnover, after the deduction of sales allowances, value added tax and other sales taxes, comprises the value of products provided by group undertakings. Turnover from classified directories, Business Pages and other directories, mainly comprising advertising revenue, is recognised in the profit and loss account upon completion of delivery to the users of the directories. Other turnover, principally from Talking Pages and on-line services, is recognised from the point at which service is first provided over the life of the contract.

(b) Cost of sales

Cost of sales are the costs incurred in producing directories and other group products, including costs of the sales force and certain sales overheads dedicated to the sale of advertising. Charges for doubtful debts are also included within cost of sales. Such costs are charged to the profit and loss account as a percentage of turnover, calculated based upon the actual bad debt experience as a proportion of total billings.

(c) Advertising

The group expenses the costs of advertising its own products and services as the costs are incurred.

(d) Interest

Interest payable is charged as incurred.

(e) Foreign currencies

On consolidation, the assets and liabilities of foreign undertakings are translated into sterling at year-end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the period.

Exchange differences arising from the retranslation at period-end exchange rates of the net investment in foreign undertakings, less exchange differences on borrowings that finance or provide a hedge against those undertakings, are taken through the statement of group total recognised gains and losses to reserves and are disclosed in note 17.

All other exchange gains or losses are dealt with through the profit and loss account.

(f) Intangible fixed assets

Goodwill arising from the purchase of subsidiary undertakings, represents the excess of the fair value of the purchase consideration over the fair value of the net assets acquired, and is amortised on a straight line basis from the time of acquisition over its useful economic life of 20 years.

1. Basis of preparation and consolidation, and accounting policies (continued)

Accounting policies (continued.)

(g) Tangible fixed assets

Tangible fixed assets are stated at historical cost less depreciation. Cost comprises the purchase price and any other costs of bringing an asset into use. Depreciation is provided on tangible fixed assets on a straight line basis from the time they are available for use, so as to write off their costs over their estimated useful economic lives taking into account any expected residual values.

The lives assigned to significant tangible fixed assets are:

Furniture and fittings and leasehold improvements	5 years
Computers and office equipment	2 to 6 years
Motor vehicles	2 to 4 years

(h) Leased assets

Rentals in respect of operating leases, under which substantially all the benefits and risks of ownership remain with the lessor, are charged to the profit and loss account on a straight line basis over the life of the lease.

(i) Stocks

Stocks are stated at the lower of cost and net realisable value. Directories in progress mainly comprise sales force costs, artwork and other directory production costs, including appropriate overheads, pending completion of delivery of the relevant directories.

(j) Pension schemes

The Group currently operates a defined benefit pension scheme for its UK employees (the Yell Pension Plan) employed before 1 October 2001, and operates defined contribution pension schemes for its UK employees employed subsequent to 1 October 2001 and for its US employees.

All pension schemes are independent of the Group's finances. Actuarial valuations of the defined benefit schemes are carried out as determined by the trustees at intervals of not more than three years, the rates of contribution payable and the pension cost being determined on the advice of the actuaries, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates. The cost of providing pensions is charged against profits over employees' working lives with the group using the projected unit method.

Prior to the acquisition, some UK employees were member of the BT group defined benefit pension scheme. Effective from 1 November 2001, Yell Group employees who previously contributed to the BT scheme were transferred to the Group's own defined benefit scheme, the Yell Pension Plan (YPP).

Payments to the defined contribution scheme are charged against profit as incurred.

The Accounting Standards Board issued FRS 17 "Retirement Benefits" in 2000. FRS 17 provides for a phased implementation period, with full implementation for years ending after 22 June 2003. The Group has implemented the first year's requirements, which are additional disclosures over and above those already required by SSAP 24.

1. Basis of preparation and consolidation, and accounting policies (continued)

Accounting policies (continued.)

(k) Taxation

The charge for taxation is based on the profit / (loss) for the period and takes into account deferred taxation. Provision is made in full for deferred tax liabilities that arise from timing differences where transactions or events that result in an obligation to pay more tax in the future have occurred by the balance sheet date.

Deferred tax assets are recognised to the extent that they are regarded as recoverable. Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets and liabilities are not discounted.

(l) Financial instruments

All borrowings are stated at the fair value of consideration received after deduction of issue costs. Issue costs are charged to the profit and loss account, together with the coupon, as finance costs, on a constant-yield basis over the term of the borrowings, or a shorter period where the lender can require earlier repayment.

The Group considers its derivative financial instruments to be hedges when certain criteria are met. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment and must also change the interest rate or the nature of the interest rate by converting a variable rate to a fixed rate or vice versa. Interest differentials under interest rate swap agreements are recognised by adjustment of interest payable.

(m) Asset impairment

Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future earnings from operating the assets. Goodwill is subject to an impairment review at the end of the first full year following an acquisition and at any other time when the directors believe that an impairment may have occurred.

(n) Related Parties

Intra-group transactions and balances which have been eliminated on consolidation of the Group have not been disclosed as permitted by FRS 8 "Related Party Disclosures".

2. Segmental analysis

The Group is a publisher of classified advertising directories in the United Kingdom and the United States. Turnover is principally derived from the sale of advertising in such publications. The geographical analysis is stated on the basis of origin of operations, although it would not be different had it been stated on the basis of customer origin.

The information on segments presented is based on the segmental operating results regularly reviewed by the Group's chief operating decision maker (the CEO).

The Group's operations are a unitary business and have been managed on this basis. For the purposes of exercising day-to-day managerial and budgetary control, the management accounts are divided internally by product but these divisions are not self-standing businesses. For the purpose of managing the business, most common costs are allocated entirely to classified directories. Control is exercised by comparing performance against budgets agreed in advance. The CEO reviews the turnover and operating results for each main product.

2. Segmental analysis (continued)

Segmental information is provided in respect of UK directories, US directories and "UK other", which principally comprises on-line services, Talking Pages and Yell Data.

Period ended 31 March 2002 [(a)]	Turnover £m	Depreciation and amortisation £m	Operating profit/(loss) £m
UK printed directories	422.0	55.4	117.2
Other	32.5	2.0	(9.2)
Total United Kingdom	454.5	57.4	108.0
US directories	241.8	23.7	10.7
Group total	696.3	81.1	118.7

(a) Results are from trading from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for the Yell Group.

	At 31 March 2002 £m
Fixed assets	
United Kingdom	1,146.5
United States	526.1
Group total	1,672.6
Net operating assets	
United Kingdom	1,397.6
United States	656.7
Group total	2,054.3
Net assets / (liabilities)	
United Kingdom	(286.7)
United States	236.9
Group total	(49.8)
Total assets	
United Kingdom	1,507.0
United States	694.0
Group total	2,201.0

Net operating assets comprise total assets less creditors, excluding loans and other borrowings. The majority of operating assets relate to the UK printed directories business.

3. Operating profit

Operating profit for the group is stated after charging:

	Period from 15 March 2001 to 31 March 2002 [a]
	£m
Staff costs (note 4)	157.9
Operating leases, excluding plant and equipment hire	14.6
Plant and equipment hire	0.5
Depreciation of tangible fixed assets	15.8
Goodwill amortisation	65.3

(a) Results are from trading from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for the Yell Group.

The auditor's remuneration has been disclosed in note 24

4. Employees

Average monthly number of employees in the group for the period from 22 June 2001 to 31 March 2002 (including executive directors – see note 22 for separate disclosures):

	Period from 15 March 2001 to 31 March 2002
	Number
By location:	
United Kingdom	3,298
United States	2,040
Total employees	5,338
By category:	
Marketing and sales	4,112
Other	1,226
Total employees	5,338

Staff costs for the Yell Group during the period from 22 June 2001 to 31 March 2002 were:

	£m
Wages and salaries	139.0
Social security	12.5
Pensions (note 21)	6.4
Total staff costs	157.9

An incentive scheme ("the Phantom DDB Plan") has been established for certain Yellow Book management. This scheme provides for a payout, to be settled in cash or by the allotment of ordinary shares of approximately £31.9 million plus accretion of 10% per annum from 22 June 2001, on the occurrence of an exit event (e.g. sales or quotation) of the Yell Group. A charge in respect of this scheme will arise only on the occurrence of such an event.

4. Employees (continued)

In March 2002, the Group introduced three stock option plans, the Yell Group Limited Employee Plan , the Yell Group Limited US Employee Plan and the Yell Group Limited Senior Manager Incentive Plan. The plans have been set up to provide employees with option awards that may not be exercised until at least six months after an exit event (e.g. sale or quotation). Under these plans 3,472,048 options were granted in March 2002 at an exercise price of £0.01 each. Further options are expected to be granted prior to flotation of the Group. On flotation, the charge to the profit and loss account based on estimated values of the options at the dates of grant is expected to be at least £6 million. In addition, a liability will arise for UK National Insurance in respect of these options, being 11.8% of the difference between the share price on the date of vesting and the exercise price.

5. Net interest payable

	Period from 15 March 2001 to 31 March 2002 [(a)] £m
Senior credit facilities	61.5
Senior notes	36.4
Shareholder deep discount bonds [(b)]	42.0
Vendor loan [(b)]	3.8
Bridging facilities	7.0
Other	0.2
Amortisation of finance costs	10.0
Total interest payable	160.9
Interest receivable	(2.3)
Net interest payable	158.6

(a) Results are from trading from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for the Yell Group.

(b) Interest on the shareholder deep discount bonds and vendor loan notes roll up into the principal balance and is not due until the maturity or repayment of the loans.

6. Tax on loss on ordinary activities

	Period from 15 March 2001 to 31 March 2002 [(a)] £m
Current tax	
UK Corporation tax at 30%	8.6
Deferred tax	
Origination and reversal of timing differences in the United Kingdom	(1.3)
Tax on loss on ordinary activities	7.3

(a) Results are from trading from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for the Yell Group.

6. Tax on loss on ordinary activities (continued)

The tax for the period is higher than the standard rate of corporation tax in the UK (30%), as explained in the table below:

	Period from 15 March 2001 to 31 March 2002 [a] £m
Loss on ordinary activities before tax	(39.9)
Loss on ordinary activities multiplied by standard rate of corporation tax in the UK (30%)	(12.0)
Effects of:	
Non-deductible UK goodwill amortisation	13.5
Other expenses not deductible for tax purposes	1.4
US tax losses	8.7
Other timing differences	(2.2)
Higher tax rates on overseas earnings	(0.8)
Total current tax	8.6
Deferred taxation	(1.3)
Taxation on loss on ordinary activities	7.3

(a) Results are from trading from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for the Yell Group.

7. Intangible assets

Group

Goodwill

	Period from 15 March 2001 to 31 March 2002 £m
Gross book value	
Additions arising on acquisition from BT	1703.1
Other additions [a]	7.1
Currency movements	(4.4)
Total gross book value at end of the period	1705.8
Amortisation	
Charge for period [a]	65.3
Total amortisation at end of the period	65.3
Net book value at end of the period	1640.5

(a) The other additions and the amortisation charge relate to the period from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for the Yell Group.

The acquisition of the Yell Group from BT on 22 June 2001 is detailed in note 18. The other goodwill arose on several small acquisitions. The goodwill arising on the acquisition from BT is being amortised on a straight line basis over 20 years, being the period over which the directors estimate that the value of the underlying business acquired is expected to exceed the value of the underlying assets.

8. Tangible fixed assets

Tangible fixed assets, comprising primarily plant and equipment, are summarised as follows:

Group	Period from 15 March 2001 to 31 March 2002 £m
Cost	
Additions arising on acquisition from BT	42.6
Additions [a]	10.7
Disposals	(16.5)
Total cost at end of the period	36.8
Depreciation	
Charge for the year [a]	15.8
Disposals	(9.0)
Total depreciation at end of the period	6.8
Net book value at end of the period	30.0

(a) The other additions and the depreciation charge relate to the period from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for the Yell Group.

Additions to tangible fixed assets during the period from 22 June 2001 to 31 March 2002 comprised:

	£m
Computers and office equipment	9.8
Motor vehicles and other	0.4
Leasehold improvements	0.5
Total expenditure on tangible fixed assets	10.7

Net book value at the end of the period comprised:

	£m
Computers and office equipment	28.6
Motor vehicles and other	0.7
Leasehold improvements	0.7
Net book value at the end of the period	30.0

9. Investments

	Group At 31 March 2002 £m	Company At 31 March 2002 £m
Shares in wholly-owned subsidiary undertaking		
Addition in the period	-	1.0
At end of period	-	1.0
Other investment		
Addition in the period	2.1	-
At end of period	2.1	-
Total Investments	2.1	1.0

9. Investments (continued)

Subsidiary undertakings

Brief details of principal subsidiary undertakings at 31 March 2002, all of which are unlisted, are as follows:

Subsidiary undertakings	Activity	Group interest in allotted capital*(a)*	Country of operation*(b)*
Yell Finance B.V. [(c)]	Intermediate holding company	100% ordinary	Netherlands
Yell Limited	Classified directory publisher	100% ordinary	UK
Yellow Pages Sales Limited	Provision of sales services	100% ordinary	UK
Yellow Book USA, Inc.	Classified directory publisher	100% common	USA

(a) The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding Company and subsidiary undertakings, unless otherwise stated.
(b) All overseas undertakings are incorporated in their country of operation.
(c) Directly held.

A full list of subsidiaries will be filed with the company's next annual return.

10. Stocks

Group	At 31 March 2002 £m
Directories in progress	84.6
Other	6.3
Total stocks	90.9

11. Debtors

	Group At 31 March 2002 £m	Company At 31 March 2002 £m
Amounts falling due within one year		
Trade debtors [(a)]	287.3	-
Other debtors	6.8	-
Accrued income [(a)]	32.1	-
Prepayments	7.7	-
	333.9	-
Amounts falling due after more than one year		
Intercompany debtors – principal amount of loans	-	639.0
Intercompany debtors – interest accrued on loans	-	46.3
Deferred tax asset	3.4	-
Total debtors	337.3	685.3

(a) The group's trade debtors and accrued income are stated after deducting a provision of £71.4 million for doubtful debts and sales allowances. The amount charged to the Group profit and loss account for doubtful debts for the period ended 31 March 2002 was £43.4 million.

12. **Loans and other borrowings**

	Interest Rate %	Group At 31 March 2002 £m	Company At 31 March 2002 £m
Amounts falling due within one year:			
Senior credit facilities [(a) (b)]	8.35	52.8	-
Other		0.6	-
		53.4	-
Amounts falling due after more than one year:			
Senior credit facilities [(a) (b)]	8.35	878.2	-
Senior notes:			
Senior sterling notes [(c)]	10.75	241.0	-
Senior dollar notes [(d)]	10.75	135.3	-
Senior discount dollar notes [(e)]	13.76	110.8	-
Shareholder deep discount bonds [(f)]	10.00	581.5	581.5
Vendor loan notes [(g)]	4.09	103.8	103.8
Other		0.1	-
Total loans and other borrowings due after one year		2,050.7	685.3
Total loans and other borrowings		2,104.1	685.3

(a) Facilities comprise three term loans of £600.0 million, £175.0 million and £179.6 million which are due in 2008, 2009 and 2010, respectively. The senior credit facilities were drawn down in full in order to fund the acquisition of the Yell Group. In addition to the term loans, the senior credit facilities include a revolving credit facility of £100.0 million. At 31 March 2002 no amounts are outstanding under the revolving senior credit facility. The senior credit facilities have first priority security over substantially all of the Group's assets.

(b) The terms of the senior credit facilities require the Yell Group and its consolidated subsidiaries to maintain specified consolidated financial ratios for senior debt to Earnings before Interest, Tax, Depreciation and Amortisation ("EBITDA") as defined in the senior credit facilities, cash flow to total debt service, EBITDA to net cash interest payable and total net debt to EBITDA and to observe capital expenditure limits for each financial year. Certain of these financial ratios have to be prepared for the preceding twelve month period and reported to the providers of the senior credit facilities on a quarterly basis. The Yell Group has reported that it has maintained the financial ratios for the period ended 31 March 2002 in compliance with these debt covenants.

(c) This represents a £250.0 million aggregate principal amount of 10.75% senior sterling notes due 2011. Interest is payable on 1 February and 1 August of each year, beginning 1 February 2002. The notes are unsecured and rank equally with each other and existing and future senior debt.

(d) This represents a $200.0 (£140.3) million aggregate principal amount of 10.75% senior dollar notes due 2011. Interest is payable on 1 February and 1 August of each year, beginning 1 February 2002. The notes are unsecured and will rank equally with each other and existing and future senior debt.

(e) This represents a $288.3 (£202.2) million aggregate principal amount of 13.5% senior discount dollar notes due 2011. The issue price of each senior discount dollar note was $521.3 (£365.7) per $1,000 (£701.5) principal amount at maturity. Interest will not accrue on the senior discount dollar notes until 1 August 2006, at which time interest is payable on 1 February and 1 August of each year, beginning 1 February 2007. The notes are unsecured and will rank equally with each other and existing and future senior debt. The 13.76% interest rate represents the rate of return on the notes, including the unwinding of the discount.

(f) The principal amount of the deep discount bonds issued to shareholders was £549.0 million. The bonds mature in 2021 and were issued at a discount to par yielding 10% per annum and have no requirement to pay cash interest. The amount owed at 31 March 2002 is £591.0 million.

(g) The vendor loan notes were advanced in the sum of £100.0 million in the original principal amount. The notes mature in 2013 and bear interest at a floating rate equal to the six-month sterling LIBOR which will accrue and be paid only on redemption of the notes. Amounts owed at 31 March 2002 totalled £103.8 million.

12. Loans and other borrowings (continued)

Apart from the senior credit facilities, all borrowings are unsecured.

Repayments fall due as follows:

	At 31 March 2002 £m
Within one year, or on demand	53.4
Between one and two years	76.9
Between two and three years	109.8
Between three and four years	133.8
Between four and five years	115.8
After five years	1,665.3
Total due for repayment	2,155.0
Unamortised finance costs	(50.9)
Total loans and other borrowings	2,104.1

13. Financial instruments and risk management

Treasury Policy

The Group's treasury operation's primary role is to fund investments and to manage liquidity and financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and its objective is to manage risk at optimum cost.

The board of directors sets the treasury department's policy and its activities are subject to a set of controls commensurate with the magnitude of the investments and borrowings under its management. Counterparty credit risk is closely monitored and managed within controls set by the board of directors. Derivative financial instruments, including forward foreign exchange contracts, are used only for hedging purposes.

The principal financing and treasury exposures faced by the Group relate to working capital management, the financing of acquisitions and tangible fixed assets, the management of interest rate positions and the investment of surplus cash. The Group has not purchased or issued any derivative contracts for trading or hedging purposes, except as referred to below.

Details of the Group's borrowings as a result of the acquisition from BT are disclosed in note 12. Subsequent to 22 June 2001, the Yell Group financed its operations primarily by long-term debt.

All significant cash inflows and outflows associated with the Group's operations in the United Kingdom are denominated in pounds sterling, and all significant cash inflows and outflows associated with operations in the United States are denominated in US dollars. However, the financial information is presented in pounds sterling, and changes in the exchange rate between the dollar and pounds sterling will affect the translation of the results of Yellow Book operations in the United States into pounds sterling. The Group does not currently intend to hedge any foreign exchange rate risk relating to dollar-denominated notes, although it will continue to review this practice.

The Group borrows at both fixed and floating rates of interest and, in order to achieve the objective of managing interest rate risk, hedges its risks through the use of interest rate derivative instruments. Interest is payable under the senior credit facilities at a variable interest rate. The Group is required to hedge at least 50% of the variable-rate indebtedness under the senior credit facilities for a duration of two years. The Group has currently hedged and expects to continue to hedge nearly 100% of the indebtedness under the senior credit facilities for 27 months using interest rate swaps, with a review of this strategy on a quarterly basis.

13. Financial instruments and risk management (continued)

Other financial instruments

Paper is the most important raw material used by the Group. The Group has developed long-term relationships with its key suppliers in the United Kingdom. The business in the United Kingdom limits its exposure to market fluctuations by entering into fixed price arrangements for terms in excess of one year. The Group has arrangements with two paper suppliers who agreed to supply paper to the group during the two years ending 31 March 2004, at a price not to exceed £490 per tonne.

The Group also has short-term debtors and creditors which arise in the normal course of business and have been excluded from the disclosures which follow.

There has been no change in the role that financial instruments have in creating or changing the Group's risk between 31 March 2002 and the date of these financial statements. The following information is provided for the Group only.

Currency risk profile

The interest rate profile of the Group's financial assets and liabilities at 31 March 2002 was:

	Financial Assets	Financial Liabilites			Net
Rates :	Floating rate £m	Fixed rate £m	Floating rate £m	Total £m	Financial Assets / Liabilities £m
Currency:					
Sterling	66.9	(1,602.4)	(128.6)	(1,731.0)	(1,664.1)
US Dollar	33.3	(364.3)	(8.8)	(373.1)	(339.8)
	100.2	(1,966.7)	(137.4)	(2,104.1)	(2,003.9)

Details of currency denomination, interest and maturity profiles of specific borrowings are given in note 12. There are no other material monetary assets or liabilities denominated in currencies other than the local reporting currencies.

Interest rate profile

Details of period-end interest rates on borrowings are set out in note 12. The Group has entered into interest rate forward contracts and swaps for the purpose of hedging future floating interest rate movements.

The Group has fixed interest rates on nearly all of the senior credit facilities until 30 September 2003 and 50% from 1 October 2003 and until 30 June 2004.

For the fixed rate financial liabilities, the average interest rates and the average periods for which the rates are fixed at 31 March 2002 were:

	Weighted average interest rate %	Weighted average period for which rate is fixed Years
Sterling	9.4	9.3
US Dollar	11.0	7.0
Total borrowings	9.7	8.8

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging from one month to six months by reference to LIBOR.

13. **Financial Instruments and risk management (continued)**

Borrowing facilities and liquidity risk

The Group maintains unutilised banking facilities to mitigate any liquidity risk it may face. There were undrawn committed senior debt facilities at 31 March 2002 of £100.0 million. These facilities expire on 22 June 2008.

Fair values of financial assets and liabilities

The following table reflects the carrying amount and fair value of the Group's financial instruments at 31 March 2002. The fair values of financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in forced liquidation or sale.

	At 31 March 2002	
	Book value £m	Fair value £m
Non-derivatives:		
Assets		
Cash at bank and in hand	100.2	100.2
Liabilities		
Short-term borrowings [a]	53.4	53.4
Long-term borrowings [b]	2,050.7	1,958.8
Derivatives:		
Interest rate swaps	-	(11.3)

(a) The fair value of short-term borrowings approximated to carrying value due to the short maturity of the instruments.

(b) The fair value of the Group's notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised gains and losses on the interest rate derivative instruments are as follows :

	At 31 March 2002		
	Gains £m	Losses £m	Net £m
Unrecognised gains and losses on hedges at 31 March 2002, of which:	0.4	(11.7)	(11.3)
Expected to be recognised in the year to March 2003	-	(7.7)	(7.7)
Expected to be recognised after 31 March 2003	0.4	(4.0)	(3.6)

14. Other creditors

Amounts falling due within one year

Group

	At 31 March 2002 £m
Trade creditors	19.8
Corporation tax	9.4
Other taxation and social security	19.1
Other creditors	4.6
Accrued expenses	66.6
Deferred income	27.2
	146.7

15. *Deferred taxation*

Group

Deferred tax asset	Period from 15 March 2001 to 31 March 2002 £m
Balance acquired	2.1
Amount credited to the profit and loss account [a]	1.3
Balance at the end of the period	3.4

(a) Results are from trading from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for Yell Group.

At 31 March 2002 the Yell Group recognised a £3.4million deferred tax asset, primarily relating to timing differences between book and tax depreciation. This is included in the debtors note 11.

A net £37.7 million deferred tax asset was not recognised in the accounts at 31 March 2002. This asset arose entirely from the tax net operating losses from operations in the United States. This net deferred tax asset will be available to offset against future operating profits in the United States. The benefits available in respect of tax net operating losses arising from US operations expire between 2018 and 2021 if not used.

16. Called up share capital

Group and Company	At 31 March 2002 £m
Authorised	
12,000,000 ordinary shares of £0.01 each	0.1
100,000,000 B ordinary shares of £0.0001 each	-
Total	**0.1**
Allotted, called up and fully paid	
7,100,000 ordinary shares of £0.01 each	0.1
90,000,000 B ordinary shares of £0.0001 each	-
Total	**0.1**

The company was incorporated on 15 March 2001 with an authorised share capital of £100 divided into 100 ordinary shares of £1 each, of which one was issued paid to the subscriber to the memorandum of association.

On 21 May 2001, one ordinary share was issued by the Company fully paid.

On 25 May 2001, the authorised share capital was increased from £100 to £109,000 by the creation of 99,900 ordinary shares of £1 each and 900,000 B ordinary shares of £0.01 each. Also on 25 May 2001, 67,998 ordinary shares of £1 each were issued by the Company for cash and were paid up as to £0.001 each, and 2 B ordinary shares of £0.01 each were issued by the Company for cash at a premium of £0.99 each.

On 18 June 2001, 3,000 ordinary shares of £1 were issued by the Company for cash and were fully paid up as to £0.001 each.

On 20 June 2001, the balance of monies due on the 70,998 ordinary shares was paid and 899,998 B ordinary shares of £0.01 each were issued by the Company at a premium of £0.99 per B ordinary share. Also on 20 June, an amount of £100,000 was contributed to the Company by the holder of B ordinary shares in issue and the amount was credited to the reserves of the Company.

On 13 March 2002, each of the issued and the authorised but unissued ordinary shares of £1 each were subdivided into 100 ordinary shares of £0.01 each. The issued and authorised but unissued B ordinary shares of £0.01 each were also subdivided into 100 B ordinary shares of £0.0001 each.

Also on 13 March 2002, the authorised share capital of the Company was increased from £109,000 to £130,000 by the creation of 2,000,000 ordinary shares of £0.01 each and 10,000,000 B ordinary shares of £0.0001 each.

On 15 April, 5,786,300 B ordinary shares of £0.0001 were issued by the Company at a premium of £0.0099 per B ordinary share.

On 22 May 2002, the authorised share capital of the Company was increased from £130,000 to 130,695 by the creation of 6,950,000 B ordinary shares of £0.0001 each. Also on 22 May 2002, 11,163,600 B ordinary shares of £0.0001 each were issued by the Company at a premium of £0.0099 per B ordinary share.

17 Reconciliation of movement in equity shareholders' deficit

Group

	Share capital £m	Share premium £m	Other reserves £m	Profit and loss account £m	Total £m
Issue of share capital (ordinary shares at par value)	0.1	0.9	-	-	1.0
Capital contribution	-	-	0.1	-	0.1
Loss for the period [a]	-	-	-	(47.2)	(47.2)
Currency movements	-	-	-	(3.7)	(3.7)
Balance at 31 March 2002	0.1	0.9	0.1	(50.9)	(49.8)

(a) Results are from trading from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for Yell Group Limited.

Company

	Share capital £m	Share premium £m	Other reserves £m	Profit and loss account £m	Total £m
Issue of share capital (ordinary shares at par value)	0.1	0.9	-	-	1.0
Capital contribution	-	-	0.1	-	0.1
Balance at 31 March 2002	0.1	0.9	0.1	-	1.1

The Company's result for the period ended 31 March 2002 is nil. The directors have taken advantage of the exemption available under section 230 of the Companies Act 1985 and not presented a profit and loss for the Company alone.

18. Acquisitions

Acquisition of the Yell Group from BT

The Yell Group was acquired from BT on 22 June 2001 for an aggregate price of £2,007.6 million. The purchase was accounted for as an acquisition. The purchase price was allocated to the assets and liabilities of the Yell Group as follows:

	Book value £m	Fair value adjustments (a) £m	Debt extinguished (b) £m	Fair value £m
Fixed assets				
Intangible assets	426.3	(426.3)	—	—
Tangible assets	42.6	—	—	42.6
Investment	2.1	—	—	2.1
Total fixed assets	471.0	(426.3)	—	44.7
Current assets				
Stocks	100.2	(2.3)	—	97.9
Debtors	275.0	(0.8)	—	274.2
Cash at bank and in hand	8.3	—	—	8.3
Total current assets	383.5	(3.1)	—	380.4
Creditors: amounts falling due within one year				
Loans and other borrowings	(110.5)	—	109.7	(0.8)
Other creditors	(112.7)	(6.0)	—	(118.7)
Total creditors: amounts falling due within one year	(223.2)	(6.0)	109.7	(119.5)
Net current assets	160.3	(9.1)	109.7	260.9
Total assets less current liabilities	631.3	(435.4)	109.7	305.6
Creditors: amounts falling due after more than one year				
Loans and other borrowings	(222.8)	—	222.4	(0.4)
Other creditors	(21.3)	—	20.6	(0.7)
Total creditors: amounts falling due after more than one year	(244.1)	—	243.0	(1.1)
Identifiable net assets	387.2	(435.4)	352.7	304.5
Goodwill				1,703.1
Total cost				2,007.6
Consideration:				
Cash				1,907.6(c)
Vendor loan note				100.0
Total consideration				2,007.6

(a) The fair value adjustments principally comprise the elimination of the difference between the purchase consideration and the fair value of net assets previously acquired by the Yell Group and recorded as goodwill, a write-down of directories in progress at the date of acquisition and accruals for unprovided liabilities at the date of acquisition. These adjustments to stocks and other creditors relate to matters affecting a number of years and the impact on any individual year is insignificant.

(b) Debt extinguished reflects the repayment on the date of acquisition of loans due to BT, loan notes due to senior management of Yellow Book and amounts previously accrued and payable under historic management incentive plans.

(c) Consideration includes acquisition costs of £39.2 million.

Other acquisitions

The Group made several further acquisitions in the period ended 31 March 2002 for cash of £7.1 million, giving rise to additional goodwill of £7.1 million.

19. Movement in net debt

Reconciliation of movement in net debt

	Total cash £m	Debt due within one year £m	Debt due after one year £m	Net debt £m
Cash flow before acquisitions and financing	4.4	-	59.4	63.8
Cash inflow from financing:				
- On acquisition	2,040.0	(592.8)	(1,446.1)	1.1
- After acquisition	502.2	-	(502.2)	-
Repayment of loans	(540.0)	540.0	-	-
Cash outflow on acquisitions	(1,914.7)	-	-	(1,914.7)
Balances assumed on acquisition	8.3	(0.6)	(0.1)	7.6
Vendor loan note	-	-	(100.0)	(100.0)
Interest and amortised fees	-	-	(65.0)	(65.0)
Non cash items	-	-	1.4	1.4
Currency movements			1.9	1.9
At 31 March 2002	100.2	(53.4)	(2,050.7)	(2,003.9)

Reconciliation of net cash flow to movements in net debt

	Period from 15 March 2001 to 31 March 2002 £m
Increase in cash in the period	100.2
Cash outflow from increase in debt	(1,941.7)
Increase in net debt resulting from cash flows	(1,841.5)
Balances assumed on acquisitions	(0.7)
Vendor loan note	(100.0)
Interest and amortised fees	(65.0)
Other non cash items	1.4
Currency movements	1.9
Increase in net debt in the period	(2,003.9)
Net debt at beginning of period	-
Net debt at end of the period	(2,003.9)

20. Financial commitments and contingent liabilities

	At 31 March 2002 £m
Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:	
Within one year	3.9
Between one and five years	3.3
After five years	6.0
Total payable within one year	13.2

Operating lease commitments are principally in respect of leases of land and buildings.

There are no other contingent liabilities or guarantees other than those referred to in note 4 and those arising in the ordinary course of the Group's business. No material losses are anticipated on liabilities arising in the ordinary course of business.

The Group does not believe that there are any pending legal proceedings that would have a material adverse effect on the financial position or results of operations of the Group.

21. Pensions

SSAP 24 "Accounting for Pension Costs"

Pension costs in respect of the Yell Pension Plan (YPP), the BT Pension Scheme (BTPS) and the defined contribution schemes were:

	Period ended 31 March 2002 [(a)] £m
Amounts expensed for YPP[(b)]	4.7
Amounts charged from BTPS[(c)]	0.9
Amounts expensed for defined contribution scheme	0.8
Total	6.4

(a) Results are from trading from 22 June 2001 to 31 March 2002. Prior to this period the entities comprising the Yell Group were subsidiaries of British Telecommunications, plc. Therefore, these amounts do not represent a full year of trading for Yell Group Limited.

(b) From 1 November 2001 includes cost in respect of members transferred from the BTPS.

(c) For the period from 22 June 2001 to 1 November 2001.

21. Pensions (continued)

Yell Pension Plan (YPP) – Defined benefit scheme

With effect from 1 October 2001, a defined contribution section was established in the YPP and the defined benefit sections were closed to new entrants. The pension costs for the period 31 March 2002 in respect of the YPBP were based on the valuation as at 6 April 1999. The valuation, carried out by professionally qualified independent actuaries, used the projected unit method in conjunction with a discounted value of assets. The principal assumptions used and the results of the valuation are set out below:

	6 April 1999 Rates per annum %
Valuation method	Projected unit
Return on existing and future assets	8.0
Average increase in retail price index	4.0
Average future increases in wages and salaries	6.0
Average increase in pensions	3.8
Dividend growth	4.8

At the last valuation date the market value of assets was £30.9 million. The results of the valuation show that the assets of the scheme were sufficient to cover approximately 91% of the benefits that had accrued to members by that date after allowing for expected future increases in salaries. The next valuation will be performed at 31 March 2002

During the period ended 31 March 2002, the Group made regular contributions totalling £5.7 million to the defined benefit section (including contributions from 1 November 2001 in respect of members transferring from the BTPS). At 31 March 2002, the provision/prepayment held on the balance sheet in respect of this plan was £nil.

The YPP assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. The assets are held in separate trustee administered funds.

BT Pension Scheme (BTPS) – Defined benefit scheme

The scheme is operated by BT for its employees and those of certain of its subsidiaries. The Group had a special arrangement to allow eligible employees to continue to participate in the BTPS from 22 June 2001 to 31 October 2001. The scheme provided benefits based upon final pensionable pay. The assets of the scheme were held in a separate trustee administered fund. Pension costs were charged to the profit and loss account so as to spread the cost over the service lives of all employees in the scheme. Actuarial surpluses or deficits were accounted for by BT. The contributions were determined by a qualified actuary on the basis of valuations undertaken at intervals of not more than three years.

With effect from 1 November 2001, the Group ceased to participate in the BTPS and following this cessation employees in the scheme at the date of transfer, who elected to do so, were transferred to YPP where the benefits are substantially the same. A share of BTPS assets allocated on the basis of past service will be transferred to YPP in due course. The amount transferred will be at least equal to the value of the benefits on the government minimum funding requirement basis at the date of payment.

Defined contribution schemes

In addition to the defined contribution section of the YPP, Yellow Book sponsor a 401K plan for the majority of their employees in the United States. The plan allows employees to contribute a portion of their pre-tax and/or after-tax income in accordance with specified guidelines. Yellow Book matches a percentage of the employee contributions up to certain limits. The assets of the plan are held separately from those of Yellow Book in an independently administered fund. The pension cost in respect of the schemes represents contributions payable by Yellow Book to the funds and amounted to £0.8 million for the period to 31 March 2002. Outstanding contributions amounted to £0.4 million at 31 March 2002. These are included in creditors.

21. **Pensions (continued)**

FRS 17 – "Retirement Benefits"

The BTPS is a defined benefit scheme in which the group participates along with other employers prior to 1 November 2001. Whilst it participated in the BTPS, it was not possible to identify the group's share of assets and liabilities in the BTPS and therefore during that period it is accounted for as a multi-employer scheme under FRS 17.

In respect of the YPP, a qualified independent actuary performed the latest formal valuation at 31 March 2002. The following key assumptions were used:

	31 March 2002 Rates per annum %
Discount rate	6.0
Salary increases	4.2
Pension increases	2.7
Inflation rate	2.7

The assets in the YPP at 31 March 2002 and the annual expected rates of return for the year ending 31 March 2003 were:

	Rate of return %	Amount £m
Equities	7.6	38.6
Bonds	5.5	6.4
Property	7.1	1.6
Other	3.5	3.5
Bulk transfer from BTPS	7.6	52.9
Total	7.3	103.0

The 7.3% weighted average rate of return calculated from the above table does not take into consideration the investment strategy to be implemented when the bulk transfer is received. The Group expects a long-term rate on these assets of 6.2% after implementation of the strategy, yielding a 6.6% expected rate of return on total assets.

The following amounts as at 31 March 2002 were measured in accordance with the requirements of FRS 17:

	£m
Total market value of assets	103.0
Present value of scheme liabilities	(104.6)
Deficit in the scheme	(1.6)
Related deferred tax asset	0.5
Net balance sheet liability	(1.1)

If the above amounts had been recognised in the financial information, the Group's net assets and profit and loss reserve at 31 March 2002 would have been as follows:

	£m
Net liability excluding pension liability	(49.8)
Pension liability	(1.1)
Net liability including FRS 17 pension liability	(50.9)
Profit and loss account deficit excluding pension liability	(50.9)
Pension reserve	(1.1)
Profit and loss account deficit including FRS 17 pension liability	(52.0)

22. Directors' emoluments

	Aggregate emoluments Period from 22 June 2001 to 31 March 2002 £000	Highest paid director Period from 22 June 2001 to 31 March 2002 £000
Aggregate emoluments	1,157	672
Non-executive directors fees	6	-
Aggregate emoluments	1,163	672

Two directors have retirement benefits accruing under defined benefit pension scheme. The accrued annual pension of the highest paid director was £146,000, with an accrued lump sum of £439,000 at 31 March 2002.

All the other directors, with the exception of Lord Powell of Bayswater, were appointed to the board of Yell Group Limited as representatives of Apax Partners & Co. and Hicks, Muse, Tate & Furst Incorporated. Monitoring fees charged to the Group by these companies are detailed in note 23.

23. Related party transactions

The company's former parent and holder of the vendor loan note provided certain ongoing services for the Group in the period from 22 June 2001 to 31 March 2002, for which the Group paid £10.0 million. In addition to interest payments and loans referred to in notes 5 and 12, respectively, the Group had the following transactions with its current ultimate controlling parties Apax Partners & Co. and Hicks, Muse, Tate & Furst Incorporated.

From the date of acquisition of the group from BT, funds managed by Apax Partners & Co. and Hicks, Muse, Tate & Furst Incorporated have held deep discount bonds, issued by the Company, of £549.0 million subscribed amount. Details of these bonds were given in note 12. None of these bonds have been redeemed during the period to 31 March 2002.

Under the arrangement put in place following the acquisition from BT, Apax Partners & Co and Hicks, Muse, Tate & Furst Incorporated have charged acquisition and monitoring fees of £1.9 million, of which £1.1 million remains outstanding at 31 March 2002.

Transaction costs recharged to the Yell Group on 22 June 2001 from Apax Partners & Co and Hicks, Muse, Tate & Furst Incorporated were £15.0 million each.

24. Auditors' remuneration

Audit and non-audit fees in respect of the Company were nil. The following fees were paid or are payable to the Group's auditors for the financial period ended 31 March 2002.

	Period ended 31 March 2002 £m
Yell Group audit fees	0.4
Other services provided by PricewaterhouseCoopers in the United Kingdom:	
Accounting and tax advice on purchase from BT	1.6
Accounting and tax advice on UK reporting and bond issuance	0.8
Quarterly reviews	0.1
Other	0.2
	3.1

25. Post balance sheet events

On 16 April 2002, the Yell Group announced the completion of acquisition of McLeodUSA Publishing Company, one of the largest independent directory publishers in the United States for $600.0 million (£421.0 million) plus expenses of approximately $25.0 million (£17.0 million). McLeodUSA Publishing Company published 260 directory editions during the year ended 31 December 2001 and generated turnover of $298.4 million (£208.1 million). The acquisition doubled the number of states in which the Yell Group operates within the United States.

At 31 March 2002 the Group had received bank commitments for $250.0 million (£175.0 million) of senior bank financing and a $250.0 million (£175.0 million) bridge facility, which were used together with additional funds from existing investors and unrestricted cash to finance the McLeod acquisition.

1.52 Title: Form 43(3) - Application by a private company for re-registration as a public company

Date: 24 May 2002

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

43(3)

Application by a private company for re-registration as a public company

Company Number 4180320

Company Name in full YELL GROUP LIMITED

applies to be re-registered as a public company by the name of:

❶ YELL GROUP PLC

❶ Please insert full name of company amended to make it appropriate for this company as a public limited company.

and for that purpose delivers the following documents for registration:

1. A declaration on form 43(3)(e) by a director or secretary, according to section 43(3)(e) of the Companies Act 1985
2. A printed copy of the memorandum and articles as altered in pursuance of the special resolution under section 43(1)(a) of the above Act
3. A copy of the auditors written statement in relation to section 43(3)(b) of the above Act
4. A copy of the relevant balance sheet with the auditors unqualified report

~~❷ 5. A copy of any valuation report.~~

LONDON
28 MAY 2002
£80 FEE PAID
COMPANIES HOUSE

f/c
Sio Lely
5.6 704458

❷ Please delete if section 44 of the Act does not apply.

Signed [signature] **Date** 24/5/2002

† a director / ~~secretary~~

† Please delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Tel 020 7903 1174

DX number DX: 124402 DX exchange London/City

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

LD1 *L3F0B360* 0137
COMPANIES HOUSE 28/05/02

1.53 **Title: Form 43(3)(e) - Declaration on application by a private company for re-registration as a public company**

Date: 24 May 2002

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

43(3)(e)

Declaration on application by a private company for re-registration as a public company

Company Number 4180320

Company Name in full YELL GROUP LIMITED

I, JOHN DAVIS

of 24 YEOMANS ROAD, LONDON SW3 2AH

❶ Please delete as appropriate.

❶ a director ~~[the secretary]~~ of the company do solemnly and sincerely declare that:

1. the company passed a special resolution on Day 24 Month 05 Year 2002 that the company be re-registered as a public company;
2. the conditions of sections 44 and 45 of the Companies Act 1985 (so far as applicable) have been satisfied;
3. between the balance sheet date and the application for re-registration, there has been no change in the company's financial position resulting in the amount of its net assets becoming less than the sum of its called-up share capital and undistributable reserves.

And I make this solemn Declaration conscientiously believing the same to be true and by virtue of the Statutory Declarations Act 1835.

Declarant's signature [signature]

Declared at AAX PARTNERS + CO, 15 PORTLAND PLACE, LONDON W1B 1PT

on Day 24 Month 05 Year 2002

❷ Please print name.

before me❷ KEVIN JAMES SANTRY

Signed [signature] **Date** 24/5/2002

A ~~Commissioner for Oaths or Notary Public or Justice of the Peace or~~ Solicitor

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Tel 020 7903 1174

DX number DX: 124402 DX exchange London/City

LD1 *L3FOKB6G* 0125
COMPANIES HOUSE 28/05/02

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

02 JUL 11

1.54 Title: Balance sheet of Yell Group Limited

Date: 24 May 2002

02.03.11 013:57

Yell Group Limited

GROUP AND COMPANY BALANCE SHEETS

	Notes	Group At 31 March 2002 £m	Company At 31 March 2002 £m
Fixed assets			
Intangible assets	7	1,640.5	-
Tangible assets	8	30.0	-
Investments	9	2.1	1.0
		1,672.6	1.0
Current assets			
Stocks	10	90.9	-
Debtors :			
- amounts falling due after more than one year	11	3.4	685.3
- amounts falling due within one year	11	333.9	-
Cash at bank and in hand		100.2	0.1
		528.4	685.4
Creditors: Amounts falling due within one year			
Loans and other borrowings	12	(53.4)	-
Other creditors	14	(146.7)	-
		(200.1)	-
Net current assets		328.3	685.4
Total assets less current liabilities		2,000.9	686.4
Creditors: Amounts falling due after more than one year			
Loans and other borrowings	12	(2,050.7)	(685.3)
		(2,050.7)	(685.3)
Net (liabilities)/assets		(49.8)	1.1
Capital and reserves			
Called up share capital	16,17	0.1	0.1
Share premium account	17	0.9	0.9
Other reserves	17	0.1	0.1
Profit and loss account (deficit)	17	(50.9)	-
Equity shareholders' (deficit) / funds	17	(49.8)	1.1

The accompanying notes form an integral part of these financial statements.

The financial statements on pages 12 to 38 were approved by the board of directors on 24 May 2002 and were signed on its behalf by:

John Gordon Davis
Director

LD1 COMPANIES HOUSE 0126 28/05/02

1.55 **Title: Auditors report on the balance sheet**

Date: 24 May 2002

Yell Group Limited

Independent auditors' report to the members of Yell Group Limited

We have audited the financial statements which comprise the profit and loss account, the balance sheets, the cash flow statement, the statement of total recognised gains and losses and the related notes.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board.

We report to you our opinion as to whether the financial statements give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the operating and financial review and the directors' report.

Basis of audit opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group at 31 March 2002 and of the loss and cash flows of the Group for the period from 15 March 2001 to 31 March 2002 and have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers

PricewaterhouseCoopers
Chartered Accountants and Registered Auditors
London, 24th May 2002

LD1 *L3FCHB6X* 0128
COMPANIES HOUSE 28/05/02

1.56 **Title: Auditors Statement pursuant to s.43(3)(b) of the Companies Act 1985**

Date: 24 May 2002

Auditors' statement to the directors of Yell Group Limited under Section 43(3)(b) (or under Section 685(4)(b)) of the Companies Act 1985

We have examined the balance sheet of Yell Group Limited at 31 March 2002 which formed part of the financial statements for the period from incorporation to 31 March 2002 audited by us.

Basis of opinion

The scope of our work for the purpose of this statement was limited to an examination of the relationship between the company's net assets and its called-up share capital and undistributable reserves as stated in the audited balance sheet in connection with the company's proposed re-registration as a public company.

Opinion

In our opinion the balance sheet shows that at 31 March 2002 the amount of the company's net assets was not less than the aggregate of its called-up share capital and undistributable reserves.

PricewaterhouseCoopers

PricewaterhouseCoopers
London
24 May 2002

LD1 *LBFO1B6Y* 0127
COMPANIES HOUSE 28/05/02

1.57 **Title: Certificate of Incorporation on Re-registration of a Private Company as a Public Company of Yell Group plc**

Date: 28 May 2002

FILE COPY

CERTIFICATE OF INCORPORATION

ON RE-REGISTRATION OF PRIVATE COMPANY

AS A PUBLIC COMPANY

Company No. 4180320

The Registrar of Companies for England and Wales hereby certifies that

YELL GROUP PLC

formerly registered as a private company has this day been re-registered under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 28th May 2002

TONY BHAMBHRA

For The Registrar Of Companies

H O U S E

1.58 **Title: Memorandum of Association of Yell Group plc**

Date: 24 May 2002

Company No. 4180320

THE COMPANIES ACTS 1985 AND 1989

MEMORANDUM OF ASSOCIATION

OF

YELL GROUP PLC

(amended by written resolution passed on 22 June 2001
and special resolution passed on 24 May 2002)

1. The Company's name is "YELL GROUP PLC".

2. The Company is to be a public company.

3. The Company's registered office is to be situated in England and Wales.

4. The objects for which the Company is established are:

   (a) To carry on the business of a holding company and for that purpose to acquire, invest in and hold by way of investment, sell and deal in shares, stocks, options, warrants, debenture stock, bonds, notes, obligations, certificates of deposit, bills of exchange and securities of all kinds created, issued or guaranteed by any government, sovereign, ruler, commissioners, public body or authority, supreme, municipal, local or otherwise, in any part of the world, or by any company, bank, association or partnership, whether with limited or unlimited liability, constituted or carrying on business in any part of the world, units of or participations in any unit trust scheme, mutual fund or collective investment scheme in any part of the world, policies of insurance and any rights and interests to or in any of the foregoing, and from time to time to sell, deal in, exchange, vary or dispose of any of the foregoing.

   (b) To acquire any such shares, stocks, options, warrants, debentures, debenture stock, bonds, notes, obligations, certificates of deposit, bills of exchange, securities, units, participations, policies of insurance, rights or interests aforesaid by original subscription, tender, purchase, exchange or otherwise, to subscribe for the same either conditionally or otherwise, to enter into underwriting and similar contracts with respect thereto and to exercise and enforce all rights and powers conferred by or incidental to the ownership thereof.

   (c) To organise, incorporate, reorganise, finance, aid and assist, financially or otherwise, companies and to underwrite or guarantee the subscription of shares,

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* The name of the Company was changed from TASKTIP LIMITED to YELL GROUP LIMITED on 22 June 2001 and from YELL GROUP LIMITED to YELL GROUP PLC on 24 May 2002.

securities or notes of any kind, and to make and carry into effect arrangements for the issue, underwriting, resale, exchange or distribution thereof.

(d) To acquire, undertake and carry on the whole or any part of the business, property and liabilities of any person carrying on any business which may in the opinion of the directors be capable of being conveniently carried on, or calculated directly or indirectly to enhance the value of or make profitable any of the Company's property or rights, or any property suitable for the purposes of the Company.

(e) To act as promoters and entrepreneurs and to carry on business as financiers, capitalists, concessionaires, brokers, dealers, agents and to undertake and carry on and execute all kinds of investment, financial, commercial and other operations.

(f) To exercise and enforce all rights and powers conferred by or incidental to the ownership of any shares, stock, obligations, or other securities including without prejudice to the generality of the foregoing all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof, to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as may be thought fit.

(g) To receive moneys on deposit or loan and to borrow or raise money in any currency with or without security and to secure or discharge any debt or obligation of or binding on the Company in any manner and in particular but without limitation by the issue of debentures, notes or bonds and to secure the repayment of any money borrowed, raised or owing by mortgage, charge or lien against the whole or any part of the Company's property or assets (whether present or future) including its uncalled capital

(h) To advance, deposit or lend money, securities and/or property to or with such persons, and on such terms as may seem expedient and to discount, buy, sell and deal in bills, notes, warrants, coupons and other negotiable or transferable securities or documents.

(i) To enter into currency and/or interest rate and any other type of swap agreements.

(j) To enter into any guarantee or contract of indemnity or suretyship, and to provide security, including, without limitation, the guarantee and provision of security for the performance of the obligations of or the payment of any money (including, without limitation, capital, principal, premiums, dividends, interest, commissions, charges, discount and any related costs or expenses whether on shares or other securities) by any person including, without limitation, any body corporate which is for the time being the Company's holding company, the Company's subsidiary, a subsidiary of the Company's holding company or any person which is for the time being a member or otherwise has an interest in the Company or is associated with the Company in any business or venture, with or without the Company receiving any consideration or advantage (whether direct or indirect), and whether by personal covenant or mortgage, charge or lien over all or part of the Company's undertaking, property, assets or uncalled capital (present and future) or by other means. For the purposes of this paragraph "guarantee" includes any obligation, however described, to pay, satisfy, provide funds for the payment or satisfaction of (including, without limitation, by advance of money, purchase of or subscription for shares or other securities and purchase of assets or services), indemnify against the consequences of default in the payment of, or otherwise be responsible for, any indebtedness of any other person.

(k) While the Company remains a private company, and subject to the provisions of the Act, to give financial assistance (within the meaning of section 152(1)(a) of the Act) for any such purpose as is specified in section 151 of the Act.

(l) To carry on any other trade or business which can in the opinion of the directors be advantageously carried on by the Company in connection with or ancillary to any of the business of the Company or any of its subsidiaries.

(m) To buy, sell, manufacture, repair, alter, improve, manipulate, prepare for market, let on hire, and generally deal in all kinds of plant, machinery, apparatus, tools, utensils, materials, produce, substances, articles and things for the purpose of any of the businesses specified herein, or which may be required by persons having, or about to have, dealings with the Company.

(n) To build, construct, maintain, alter, enlarge, pull down, remove and replace any buildings, shops, factories, offices, works, machinery and engines, and to work, manage and control these things.

(o) To enter into contracts, agreements and arrangements with any person for the carrying out by that person on behalf of the Company of any object for which the Company is formed.

(p) To enter into any arrangement with a government or authority, whether national, international, supreme, municipal, local or otherwise, that may in the opinion of the directors be conducive to any object of the Company, and to obtain from that government or authority any right, privilege or concession which in the opinion of the directors is desirable, and to carry out, exercise and comply with that arrangement, right, privilege or concession.

(q) To apply for, purchase and by other means acquire, protect, prolong and renew any patent, patent right, brevet d'invention, licence, secret process, invention, trade mark, service mark, copyright, registered design, protection, concession and right of the same or similar effect or nature, and to use, turn to account, manufacture under and grant licences and privileges in respect of those things, and to spend money in experimenting with, testing, researching, improving and seeking to improve any of those things.

(r) To pay out of the funds of the Company all or any expenses which the Company may lawfully pay of or incidental to the formation, registration, promotion and advertising of and raising money for the Company and the issue of its shares or other securities, including, without limitation, those incurred in connection with the advertising and offering of its shares or other securities for sale or subscription, brokerage and commissions for obtaining applications for and taking, placing, underwriting or procuring the underwriting of its shares or other securities.

(s) To remunerate any person for services rendered or to be rendered to the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(t) To purchase, take on lease, exchange, hire and otherwise acquire any real or personal property and any right or privilege over or in respect of it.

(u) To invest and deal with the Company's money and funds in any way the directors think fit.

(v) To remunerate any person for services rendered or to be rendered in placing, assisting and guaranteeing the placing and procuring the underwriting of any share or other security of the Company or of any person in which the Company may be interested or proposes to be interested, or in connection with the conduct of the business of the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(w) To co-ordinate, finance and manage the business and operation of any person in which the Company has an interest.

(x) To sell, lease, exchange, let on hire and dispose of any real or personal property and the whole or part of the undertaking of the Company, for such consideration as the directors think fit, including, without limitation, for shares, debentures or other securities, whether fully or partly paid up, of any person, whether or not having objects (altogether or in part) similar to those of the Company. To hold any shares, debentures and other securities so acquired, and to improve, manage, develop, sell, exchange, lease, mortgage, dispose of, grant options over, turn to account or otherwise deal with all or any part of the property or rights of the Company.

(y) To adopt any means of publicising and making known the businesses, services and products of the Company as the directors think fit, including, without limitation, advertisement, publication and distribution of notices, circulars, books and periodicals, purchase and exhibition of works of art and interest and granting and making of prizes, rewards and donations.

(z) To support, subscribe to and contribute to any charitable or public object and any institution, society and club which may be for the benefit of the Company or persons who are or were directors, officers or employees of the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company, or which may be connected with any town or place where the Company carries on business. To subsidise and assist any association of employers or employees and any trade association. To grant pensions, gratuities, annuities and charitable aid and to provide advantages, facilities and services to any person (including any director or former director) who may have been employed by or provided services to the Company, its predecessor in business, any subsidiary of the Company or any person allied to or associated with the Company and to the spouses, children, dependants and relatives of those persons and to make advance provision for the payment of those pensions, gratuities and annuities by establishing or acceding to any trust, scheme or arrangement (whether or not capable of approval by the Commissioners of Inland Revenue under any relevant legislation) the directors think fit, to appoint trustees and to act as trustee of any trust, scheme or arrangement, and to make payments towards insurance for the benefit of those persons and their spouses, children, dependants and relatives.

(aa) To establish and contribute to any scheme for the purchase or subscription by trustees of shares or other securities of the Company to be held for the benefit of the employees of the Company, any subsidiary of the Company or any person allied to or associated with the Company, to lend money to those employees or to trustees on their behalf to enable them to purchase or subscribe for shares or other securities of the Company and to formulate and carry into effect any scheme for sharing the profits of the Company with employees.

(bb) To apply for, promote and obtain any Act of Parliament and any order or licence of any government department or authority (including, without limitation, the Department of Trade and Industry) to enable the Company to carry any of its objects into effect, to effect any modification of the Company's constitution and for any other purpose which the directors think fit, and to oppose any proceeding or application which may in the opinion of the directors directly or indirectly prejudice the Company's interests.

(cc) To establish, grant and take up agencies, and to do all other things the directors may deem conducive to the carrying on of the Company's business as principal or agent, and to remunerate any person in connection with the establishment or granting of an agency on the terms and conditions the directors think fit.

(dd) To distribute among the shareholders in specie any of the Company's property and any proceeds of sale or disposal of any of the Company's property and for that purpose to distinguish and separate capital from profits, but no distribution amounting to a reduction of capital may be made without any sanction required by law.

(ee) To purchase and maintain insurance for the benefit of any person who is or was an officer or employee of the Company, a subsidiary of the Company or a company in which the Company has or had an interest (whether direct or indirect) or who is or was trustee of any retirement benefits scheme or any other trust in which any officer or employee or former officer or employee is or has been interested, indemnifying that person against liability for negligence, default, breach of duty or breach of trust or any other liability which may lawfully be insured against.

(ff) To amalgamate with any other person and to procure the Company to be registered or recognised in any part of the world.

(gg) To do all or any of the things provided in any paragraph of this clause 3:

(i) in any part of the world;

(ii) as principal, agent, contractor, trustee or otherwise;

(iii) by or through trustees, agents, subcontractors or otherwise; and

(iv) alone or with another person or persons.

(hh) To do all things that are in the opinion of the directors incidental or conducive to the attainment of all or any of the Company's objects, or the exercise of all or any of its powers.

(ii) The objects specified in each paragraph of this clause 4 shall, except where otherwise provided in that paragraph, be regarded as independent objects, and are not limited or restricted by reference to or inference from the terms of any other paragraph or the name of the Company. None of the paragraphs of this clause 4 or the objects or powers specified or conferred in or by them is deemed subsidiary or ancillary to the objects or powers mentioned in any other paragraph. The Company has as full a power to exercise all or any of the objects and powers provided in each paragraph as if each paragraph contained the objects of a separate company.

(jj) In this clause 4, a reference to:

(i) a "person" includes a reference to a body corporate, association or partnership whether domiciled in the United Kingdom or elsewhere and whether incorporated or unincorporated;

(ii) the "Act" is, unless the context otherwise requires, a reference to the Companies Act 1985, as modified or re-enacted or both from time to time; and

a "subsidiary" or "holding company" is to be construed in accordance with section 736 of the Act.

5. The liability of the members is limited.

6. *The Company's share capital is £130,695 divided into 12,000,000 Ordinary Shares of £0.01 each and 106,950,000 B Ordinary Shares of £0.0001 each. The shares in the original or any increased capital may be divided into several classes, and there may be attached thereto respectively any preferential, deferred or other special rights, privileges, conditions or restrictions as to dividend, capital, voting or otherwise.

* The authorized share capital of the company was increased from £100 to £109,000 on 25 May 2001, it was increased from £109,000 to £130,000 on 13 March 2002 and further increased from £130,000 to £130,695 on 21 May 2002.

I, the Subscriber to this Memorandum of Association, wish to be formed into a company pursuant to this Memorandum and I agree to take the number of shares shown opposite my name.

NAMES AND ADDRESSES OF SUBSCRIBER	Number of shares taken by each Subscriber
W. TESTER 16 St. John Street London EC1M 4AY	ONE

Dated this 1st day of February 2001

Witness to the above Signatures:

D. J. WOOTTON
16 St. John Street
London
EC1M 4AY

1.59 Title: Articles of Association of Yell Group plc

Date: 24 May 2002

Company Number: 4180320

THE COMPANIES ACT

COMPANY LIMITED BY SHARES

ARTICLES OF ASSOCIATION

of

YELL GROUP PLC

(Incorporated in England and Wales)
(Adopted by Special Resolution passed on 25 May 2001 and amended by Special Resolution dated 22 June 2001, by Special Resolution dated 13 March 2002 and by Special Resolution dated 24 May 2002)

WEIL, GOTSHAL & MANGES

ONE SOUTH PLACE LONDON EC2M 2WG
020 7903 1000
WWW.WEIL.COM

TABLE OF CONTENTS

Page

PRELIMINARY

1 TABLE A

The Articles of Association of the Company shall be as set out herein and shall not comprise, adopt or include Table A in The Companies (Tables A to F) Regulations 1985.

2 DEFINITIONS AND INTERPRETATION

2.1 In these Articles the following expressions shall have the following meanings:-

"Accounts"	the audited balance sheet and profit and loss account of the Company or, if at the relevant time the Company has any subsidiary undertaking(s), a consolidation of the audited balance sheets and profit and loss accounts of the Company and its subsidiary undertaking(s), for each financial year, to be prepared under the historical cost convention and in accordance with generally accepted accounting principles and all relevant accounting standards, Statements of Standard Accounting Practice, Financial Reporting Standards and Statements of Recommended Practice;
"AB Ordinary Shares"	the Ordinary Shares and the B Ordinary Shares;
"Act"	the Companies Act 1985 (as amended) including any statutory modification or re-enactment for the time being in force;
"Additional Equity Investment"	the aggregate of all amounts subscribed or paid for AB Ordinary Shares or DDBs or other equity instruments in the Company or any of its subsidiaries during the period ending on the Exit Date but excluding the Original Equity Investment;
"Affiliate"	as defined in the Subscription and Shareholders' Agreement;
"Allocation Notice"	as defined in Article 12.6;
"Allotment Notice"	as defined in Article 12.1;
"Allotment Shares"	as defined in Article 12.1.2;
"Articles"	these Articles of Association as from time to time amended or replaced by Special Resolution;
"A Shareholders"	the holders of the Ordinary Shares from time to time;

"Auditors"	the auditors for the time being of the Company;
"Available Profits"	profits available for distribution in accordance with the provisions of the Act;
"Bad Leaver"	as defined in Article 13.2.4;
"Board"	the Board of the Company (or any duly authorised committee thereof) from time to time;
"B Ordinary Share"	a B ordinary share of £0.0001 in the capital of the Company having the rights and subject to the restrictions set out in these Articles;
"B Shareholder Return on Capital"	the aggregate of the Exit Equity Value and the Distributions less the aggregate of the Original Equity Investment and the Additional Equity Investment and less IMR and PAMR, each as defined in Article 8;
"B Shareholder Return on Capital Ratio"	the B Shareholder Return on Capital divided by (the aggregate of the Original Equity Investment and the Additional Equity Investment);
"B Shareholders"	the holders of the B Ordinary Shares from time to time;
"Business Day"	any day other than a Saturday, Sunday or English public or bank holiday;
"Co-Investment Scheme"	as defined in Article 11.1.2(f);
"DDB Instrument"	the instrument made by the Company constituting unsecured loan notes to be issued at a discount on or about the Completion Date;
"DDBs"	the unsecured loan notes constituted by the DDB Instrument;
"DDB Subscription Price"	has the same meaning as "Subscription Price" as set out in the DDB Instrument;
"Deferred Share"	a deferred ordinary share of £0.0001 in the capital of the Company having the rights and subject to the restrictions set out in these Articles;
"Distributions"	all monies paid by the Company or any of its subsidiaries to holders of AB Ordinary Shares or other equity instruments in respect of their investment in such shares or instruments including without limitation (i) any dividends

or other distributions (including returns of capital on shares but excluding for the avoidance of doubt the Return on DDBs) and (ii) any directors' fees;

"Employee Trust" any trust established to enable or facilitate the holding of Shares by, or for the benefit of the bona fide employees of any Group Company;

"Exit" a Sale or a Quotation;

"Exit Date" means the date on which an Exit occurs;

"Exit Equity Value" the aggregate Fair Market Value of all AB Ordinary Shares and any other equity shares of the Company in issue and the value of all DDBs (at the Redemption Price) in issue immediately prior to the Exit Date, excluding for the avoidance of doubt in the case of a Quotation any new equity instruments issued pursuant to such Quotation and any AB Ordinary Shares not sold by the holders thereof pursuant to the Quotation;

"Extra Shares" as defined in Article 12.3;

"Fair Market Value" means the price per AB Ordinary Share:

(1) in the case of a Quotation, at which AB Ordinary Shares are to be offered for sale or subscription in such Quotation (after taking into account underwriters' and brokers' fees, expenses and commissions and other expenses associated with the Quotation) or such other price as the Independent Expert shall certify (acting as experts not arbitrators) to be the fair market value of such AB Ordinary Shares; or

(2) in the case of a Sale, the price per share payable by the buyer (and, if the consideration is not payable in cash, such amount as the Independent Expert shall certify (acting as experts not arbitrators) to be the fair market value of such AB Ordinary Shares);

"Fair Price" as defined in Article 13.11.4;

"Financial Services Authority" the UK Financial Services Authority or any body with responsibility under legislation replacing the UK Financial Services Act 1986 for carrying out regulatory actions;

"Financing Documents"	as defined in the Subscription and Shareholders' Agreement;
"Good Leaver"	as defined in Article 13.2.3;
"Group"	as defined in the Subscription and Shareholders Agreement;
"Independent Expert"	such independent chartered accountant or firm of chartered accountants as is agreed (i) for the purposes of Article 13, by the relevant Leaver and the Board or (ii) for all other purposes, by the Board (with Partnership Consent), in each case failing such agreement, such person as is nominated by the President for the time being of the Institute of Chartered Accountants in England and Wales following a request by either the relevant Leaver or the Board (in the case of paragraph (i) above) or the Board (in the case of paragraph (ii) above);
"Investor"	any person who is an Investor for the purposes of the Subscription and Shareholders' Agreement;
"Investors"	as defined in the Subscription and Shareholders' Agreement;
"Investor Associate"	as defined in the Subscription and Shareholders' Agreement;
"Investor Group"	as defined in the Subscription and Shareholders' Agreement;
"Leaver"	as defined in Article 13.2.2;
"Leaver's Shares"	all of the Shares held by a Leaver, or to which he (or any person to whom he has transferred Shares in accordance with Article 11) is entitled, on the Leaving Date and any Shares acquired by a Leaver or any such permitted transferee after the Leaving Date under an employee share scheme;
"Leaving Date"	the date on which the relevant person becomes a Leaver;
"Managers"	means John Condron, John Davis, John Satchwell, Paul Fry, Steve Chambers, Eddie Cheng, Danny Sheehan, Mitch Connolly, Mark Cairns and Sarah Kiddell and any other individual who is a party to the Subscription and Shareholders Agreement from time to

	time;
"Manager Shareholders"	those Shareholders other than the Partnership who are employees of any member of the Group;
"Ordinary Share"	an ordinary share of £0.01 in the capital of the Company having the rights and subject to the restrictions set out in these Articles;
"Original Equity Investment"	the aggregate of all amounts subscribed for AB Ordinary Shares and DDBs (at the DDB Subscription Price) on or prior to the date of adoption of these Articles;
"Other Shareholders"	as defined in Article 16.3;
"Partnership"	as defined in the Subscription and Shareholders' Agreement;
"Partnership Consent"	the prior written consent of the Partnership ;
"Partnership Direction"	the prior written direction of the Partnership ;
"Partnership Director"	as defined in the Subscription and Shareholders' Agreement;
"Privileged Relation"	the spouse or widow or widower of a Manager Shareholder and the Manager Shareholder's children and grandchildren (including step and adopted children and their issue) provided always that each such person is over the age of 18 years;
"Proportionate Allocation"	as defined in Article 12.3;
"Proposed Allottee"	as defined in Article 12.1.3;
"Proposed Buyer"	as defined in Article 17.2;
"Proposed Sale Date"	as defined in Article 17.2;
"Proposed Sale Notice"	as defined in Article 17.2;
"Proposed Sale Shares"	as defined in Article 17.2;
"Remuneration Committee"	as defined in the Subscription and Shareholders' Agreement;
"Qualifying Offer"	as defined in Article 16.1;
"Quotation"	bears the meaning ascribed to it in the Subscription and Shareholders' Agreement;

"Redemption Price"	has the meaning given in the DDB Instrument;
"Register of Shareholders"	the register of Shareholders to be kept pursuant to Section 352 of the Act;
"Registered Office"	the registered office of the Company as provided in Section 287 of the Act;
"Regulations"	as defined in Article 1.1;
"Relevant Employee"	as defined in Article 13.2.1;
"Return on Capital"	the aggregate of the Exit Equity Value and the Distributions less the aggregate of the Original Equity Investment and the Additional Equity Investment;
"Return on Capital Ratio"	the Return on Capital divided by the aggregate of the Original Equity Investment and the Additional Equity Investment;
"Return on DDBs"	the aggregate of the Redemption Price payable on all DDBs at the Exit Date less the aggregate amount of the DDB Subscription Price paid on all DDBs at the Exit Date;
"Sale"	means the sale of the whole of the issued equity share capital of the Company to a single buyer or to one or more buyers as part of a single transaction for a consideration payable in cash, provided that there shall be no Sale as a result of any transfer made pursuant to Article 11 (excluding Article 11.1.6);
"Shares"	the AB Ordinary Shares, the Deferred Shares and any other shares in issue from time to time;
"Shareholder"	a person who is registered in the Register of Shareholders as the holder of any Share in the Company;
"Special Resolution"	a resolution of a general meeting passed by a not less than 75% majority of the Shareholders entitled to vote thereat present at the meeting or voting by proxy or a written resolution signed by all Shareholders entitled to vote and otherwise in accordance with Section 381A of the Act;
"Subscription and Shareholders' Agreement"	the Subscription and Shareholders' Agreement to be entered into between (1) the Company, (2) Yellow Pages Investments, L.P. and (3) the Managers as amended and novated from time

to time;

"Subscription Price"	as defined in Article 12.1.4;
"Subscription Price"	as defined in Article 12.1.4;
"UK Listing Authority"	the Financial Services Authority acting in its capacity as competent authority for the purposes of the Financial Services Act 1986.

2.2 Unless the context otherwise requires, words and expressions defined in or having a meaning provided by the Act as at the date of adoption of these Articles shall have the same meaning in these Articles.

2.3 Unless the context otherwise requires, references in these Articles to:-

2.3.1 any of the masculine, feminine and neuter genders shall include other genders;

2.3.2 the singular shall include the plural and vice versa;

2.3.3 a person shall include a reference to any natural person, body corporate, unincorporated association, partnership, firm or trust;

2.3.4 save where used in the definition of "**Employee Trust**", employees shall be deemed to include consultants, and references to contracts of employment and to commencement or cessation of employment shall be deemed to include contracts for consultancy and commencement or cessation of consultancy;

2.3.5 any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted; and

2.3.6 any class of Shareholder giving a written direction, written consent or written notice shall, unless these Articles expressly provide otherwise, mean the giving of such a direction, consent or notice by the holders of not less than 75% in nominal value of such class of Shares in issue from time to time.

2.4 The headings in these Articles are for convenience only and shall not affect their meaning.

2.5 A reference in these Articles to the transfer of any Share shall mean the transfer of either or both of the legal and beneficial ownership in such Share and/or the grant of an option to acquire either or both of the legal and beneficial ownership in such Share and the following shall be deemed (but without limitation) to be a transfer of a Share:-

2.5.1 any direction (by way of renunciation or otherwise) by a Shareholder entitled to an allotment or issue of any Share that such Share be allotted or issued to some person other than himself;

2.5.2 any sale or other disposition of any legal or equitable interest in a Share (including any voting right attached thereto) and whether or not by the registered holder thereof and whether or not for consideration or otherwise and whether or not effected by an instrument in writing; and

2.5.3 any grant of a legal or equitable mortgage or charge over any Share.

2.6 In construing these Articles, general words introduced by the word "**other**" shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words.

2.7 Unless otherwise specifically provided, where any notice, resolution or document is required by these Articles to be signed by any person, the reproduction of the signature of such person by means of facsimile shall suffice, provided that confirmation by first class letter is despatched by the close of business on the next following business day, in which case the effective notice, resolution or documents shall be that sent by facsimile, not the confirmatory letter.

3 SHARE CAPITAL

3.1 The authorised share capital of the Company is £130,695, divided into 12,000,000 Ordinary Shares of £0.01 each and 106,950,000 B Ordinary Shares of £0.0001 each.

3.2 Subject to any direction to the contrary which may be given by ordinary or other resolution of the Company and subject to any statutory provisions and without prejudice to any rights attached to any existing Shares, the unissued Shares (whether forming part of the present or any increased share capital from time to time) shall be at the disposal of the Board who are hereby generally and unconditionally authorised for the purposes of section 80 of the Act to allot relevant securities up to the maximum amount and for the period set out in Article 3.3 below.

3.3 The maximum amount of relevant securities that may be the subject of allotment under the authority provided in Article 3.2 shall be the amount by which the nominal amount of the authorised share capital of the Company exceeded the nominal amount of the issued share capital of the Company immediately after the adoption of these Articles. Unless renewed, such authority shall expire on the date five years from the date immediately preceding that on which the resolution adopting these Articles was passed save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Board may allot the relevant securities in pursuance of such offer or agreement accordingly.

3.4 Subject to any statutory provisions, Shares may be issued which are to be redeemed or are liable to be redeemed at the option of the Company or the holder on such terms and in such manner as may be provided in the Articles.

3.5 The Company may by ordinary resolution -

(a) increase its share capital by new shares of such amount as the resolution prescribes;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subject to any statutory provision, sub-divide its shares, or any of them, into shares of smaller amount and the resolution may determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others; and

(d) cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled.

3.6 Whenever as a result of a consolidation of shares any Shareholders would become entitled to fractions of a Share, the Board may, on behalf of those Shareholders, sell the shares representing the fractions for the best price reasonably obtainable to any person (including, subject to any statutory provision, the Company) and distribute the net proceeds of sale in due proportion among those Shareholders, and the Board may authorise some person to execute an instrument of transfer of the shares to, or in accordance with the directions of, the purchaser. The transferee shall not be bound to see to the application of the purchase money nor shall his title to the shares be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

3.7 The Company may exercise the powers of paying commissions conferred by the Act. Subject to the provisions of the Act, any such commission may be satisfied by the payment of cash or by the allotment of fully or partly paid shares or partly in one way and partly in the other.

3.8 Except as required by law, no person shall be recognised by the Company as holding any Share upon any trust and (except as otherwise provided by the articles or by the Act) the Company shall not be bound by or recognise any interest in any Share except an absolute right to the entirety thereof in the holder.

SHARE RIGHTS

4 DIVIDEND RIGHTS

4.1 The rights as regards income attaching to the Shares shall be as set out in this Article.

4.2 Subject to (i) Article 5, (ii) the Board recommending payment of the same, and (iii) Partnership Consent, any Available Profits which the Company may determine to distribute in respect of any financial year shall be distributed amongst the holders of the AB Ordinary Shares. The holders of any Deferred Shares in issue shall have no right to participate in any distribution.

4.3 Subject to any statutory provisions and Article 4.2, the directors may pay interim dividends if it appears to them that they are justified by the profits of the Company available for distribution.

4.4 Except as otherwise provided by the rights attached to AB Ordinary Shares, all dividends shall be declared and paid according to the number of the AB Ordinary Shares held by each Shareholder on which the dividend is paid. All dividends shall be apportioned and paid proportionately to the number of the AB Ordinary Shares held by each Shareholder during any portion or portions of the period in respect of which the dividend is paid; but, if any AB Ordinary Share is issued on terms providing that it shall rank for dividend as from a particular date, that AB Ordinary Share shall rank for dividend accordingly.

4.5 A general meeting declaring a dividend may, upon the recommendation of the directors (with Partnership Consent), direct that it shall be satisfied wholly or partly by the distribution of assets and, where any difficulty arises in regard to the distribution, the directors may settle the same and in particular may issue fractional certificates and fix the value for distribution of any assets and may determine that cash shall be paid to any member upon the footing of the value so fixed in order to adjust the rights of AB Ordinary Shareholders and may vest any assets in trustees.

4.6 Any dividend or other moneys payable in respect of a Share may be paid by cheque sent by post to the registered address of the person entitled or, if two or more persons are the holders of the Share or are jointly entitled to it by reason of the death or bankruptcy of the holder, to the registered address of that one of those persons who is first named in the register of members or to such person and to such address as the person or persons entitled may in writing direct. Every cheque shall be made payable to the order of the person or persons entitled or to such other person as the person or persons entitled may in writing direct and payment of the cheque shall be a good discharge to the Company. Any joint holder or other person jointly entitled to a Share as aforesaid may give receipts for any dividend or other moneys payable in respect of the Share.

4.7 No dividend or other moneys payable in respect of an AB Ordinary Share shall bear interest against the Company unless otherwise provided by the rights attached to the AB Ordinary Share.

4.8 Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the directors so resolve, be forfeited and cease to remain owing by the Company.

5 RESTRICTIONS IN THE FINANCING DOCUMENTS

5.1 Notwithstanding anything else contained in these Articles, the payment of dividends or other distributions on any Shares and the redemption or repurchase by the Company of its Shares shall not be paid or made to the extent prohibited under the Financing Documents.

5.2 Where any payment of any dividend or the making of any distribution, redemption or repurchase of Shares by the Company under these Articles is not paid or made upon its due date because of the provisions of Article 5.1:-

5.2.1 such payment, distribution, redemption or repurchase shall be made as soon as permitted under the terms of the Financing Documents; and

5.2.2 such non-payment or failure to make such distribution, redemption or repurchase shall be deemed not to put the Company in breach of these Articles.

5.3 Each holder acknowledges that all payments, distributions, redemptions or repurchase monies paid under these Articles to it in breach of this Article shall be received on trust for the Company and shall be paid, transferred or assigned (as the case may be) to the Company promptly following notice from the Company to that effect.

6 RETURN OF CAPITAL RIGHTS

6.1 The rights as regards return of capital attaching to the Shares shall be as set out in this Article.

6.2 On a return of capital on liquidation or otherwise, the surplus assets of the Company remaining after the payment of its liabilities shall be distributed amongst the holders of the Shares on the following basis:

(a) first, to the holders of AB Ordinary Shares, until such holders have received the sum of £100,000,000 (one hundred million) in respect of each AB Ordinary Share held by them; and

(b) second, to the holders of all Shares then in issue, treating all such Shares as a single class

in each case on a pro rata basis according to the number of the Shares held by such Shareholders.

7 VOTING RIGHTS

7.1 The voting rights attached to the Shares shall be as set out in this Article:-

7.1.1 on a show of hands at a general meeting, every Shareholder holding one or more AB Ordinary Shares, who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy, shall have one vote;

7.1.2 on a poll at a general meeting, every Shareholder holding one or more AB Ordinary Shares, who (being an individual) is present in person or by proxy or (being a corporation) is present by a duly authorised representative or by proxy, shall have one vote for each AB Ordinary Share of which he is the holder; and

7.1.3 the Deferred Shares shall confer no right to vote in person or by proxy at a general meeting on the holders thereof.

8 CONVERSION OF B ORDINARY SHARES

8.1 Immediately prior to the Exit Date, the Independent Expert shall calculate the Exit Equity Value, the Return on DDBs and the Return on Capital on behalf of the A Shareholders and B Shareholders and shall certify such matters in writing to the A Shareholders and the B Shareholders (the "**Certificate of Values**"). Such Certificate of Values shall be conclusive except in the case of fraud or manifest error.

8.2 Immediately following delivery of the Certificate of Values, B Ordinary Shares shall be deemed to be converted into and redesignated as Deferred Shares, the numbers of B Ordinary Shares so converting to be calculated pro rata to the respective shareholdings of the B Shareholders (calculated to 6 decimal places) and in accordance with the following provisions:

(a) a money value for initial management return ("IMR"), which shall never be less than zero, shall be calculated, as follows:

$IMR = RC \times SP$

where: *"RC" is the Return on Capital; and*

"SP" is the proportion of the AB Ordinary Shares (by reference to the total number of AB Ordinary Shares then in issue) beneficially owned by the A

Shareholders or their Permitted Transferees immediately prior to the Exit Date, expressed in a decimal format to three significant figures (e.g.0.0111 = 0.011)

(b) a money value for performance adjusted management return ("**PAMR**"), which shall never be less than zero, shall be calculated, as follows:

(i) if the Exit Date is on or prior to the third anniversary of adoption of these Articles:

PAMR = (0.5 x SP) x (ET - T)

where: *"T" is such deemed figure for the aggregate of Exit Equity Value and Distributions as would produce a B Shareholder Return on Capital Ratio of 2.5; and*

"ET" is the actual aggregate of Exit Equity Value and Distributions;

or

(ii) if the Exit Date is after the third anniversary of adoption of these Articles:

PAMR = (0.5 xSP) x (ET - AT)

where: *"AT" is such deemed figure for the aggregate of Exit Equity Value and Distributions as would produce a B Shareholder Return on Capital Ratio of Z;*

"ET" is the actual aggregate of Exit Equity Value and Distributions;

"Z" is 2.5 + (P x 0.5), provided that the highest value for Z shall be 5;

"P" is Q divided by 12; and

"Q" is, as at the Exit Date, the number of calendar months or part calendar months expired since the third anniversary of adoption of these Articles;

(c) a money value for the aggregate management return ("**AMR**") shall be calculated, as follows:

AMR = IMR +PAMR;

(d) the percentage which AMR represents of the total Return on Capital ("**PR**") shall be calculated, as follows:

PR = (AMR/(RC - Return on DDBs)) x 100;

and

(e) the number of B Ordinary Shares to be converted into Deferred Shares shall be such number as shall result in the percentage which the issued Ordinary Shares represent of all AB Ordinary Shares in issue following such conversion being equal to PR.

8.3 Where as a result of conversion any B Shareholder would have a fractional entitlement to B Ordinary Shares, such entitlement shall be calculated to 6 decimal places and rounded up or down to the nearest whole number.

8.4 Upon conversion, the B Shareholders shall immediately surrender to the Company the certificates in respect of the B Ordinary Shares respectively held by them for cancellation and the Directors shall thereupon procure the issue to such B Shareholders of new certificates in respect of their holdings of B Ordinary Shares and/or Deferred Shares and the entry of such B Shareholders and Deferred Shareholders in the register of members of the Company in respect thereof.

9 LIEN

9.1 The Company shall have a first and paramount lien on every Share standing registered in the name of any person indebted or under liability to the Company. The Board may at any time declare any Share to be wholly or in part exempt from the provisions of this regulation.

9.2 The lien conferred by Article 9.1 shall attach to all Shares of any class, whether fully paid or not, and to all shares registered in the name of any person indebted or under liability to the Company, whether he be the sole registered holder thereof or one of two or more joint holders.

9.3 The Company may sell in such manner as the Board may determine any Shares on which the Company has a lien if a sum in respect of which the lien exists is presently payable and is not paid within fourteen clear days after notice has been given to the holder of the Share or to the person entitled to it in consequence of the death or bankruptcy of the holder, demanding payment and stating that if the notice is not complied with the Shares may be sold.

9.4 To give effect to a sale the Board may authorise some person to execute an instrument of transfer of the Shares sold to, or in accordance with the directions of, the purchaser. The title of the transferee to the Shares shall not be affected by any irregularity in or invalidity of the proceedings in reference to the sale.

9.5 The net proceeds of the sale, after payment of the costs, shall be applied in payment of so much of the sum for which the lien exists as is presently payable, and any residue shall (upon surrender to the Company for cancellation of the certificate for the Shares sold and subject to a like lien for any moneys not presently payable as existed upon the shares before the sale) be paid to the person entitled to the Shares at the date of the sale.

SHARE TRANSFERS

10 GENERAL

10.1 Except as permitted by these Articles, no Shareholder will sell, transfer, assign, pledge, charge or otherwise dispose of any Share or any interest in any Share.

10.2 No transfer of Shares will be registered by the Board unless it has been made in accordance with the provisions of these Articles. Any transfer or purported transfer of a Share made otherwise than in accordance with the provisions of these Articles will be null and void and of no effect.

10.3 The Board may, in its absolute discretion and without assigning any reason therefor, decline to register any transfer which would otherwise be permitted under the provisions of these Articles if it is a transfer of a Share on which the Company has a lien or of a Share (not being a fully paid Share) to a person who is not already a Shareholder.

10.4 The Board may refuse to register any transfer unless:

10.4.1 it is lodged at the office or at such other place as the Board may appoint and is accompanied by the certificate for the Shares to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

10.4.2 it is in respect of only one class of Shares; and

10.4.3 it is in favour of not more than four transferees.

10.5 For the purpose of ensuring that a transfer of Shares is permitted under the provisions of these Articles, the Board may from time to time require any Shareholder or the legal personal representatives of any deceased Shareholder or any person named as transferee in any transfer lodged for registration to provide to the Company such information and evidence as the Board may think fit regarding any matter which they deem relevant to such purpose.

10.6 Any person who holds, or becomes entitled to, any Share shall not without Partnership Consent effect a transfer, except a transfer in accordance with Article 11 (Permitted Transfers), Article 13 (Leavers), Article 16 (Drag Along) or Article 17 (Tag Along and Co-Sale), of such Shares.

10.7 The instrument of transfer of a Share may be in the usual form or in any other form which the Board may approve and shall be executed by or on behalf of the transferor and, unless the Share is fully paid up, by the transferee.

10.8 If the Board refuses to register a transfer of a Share, it shall within two months after the date on which the transfer was lodged with the Company send to the transferee notice of the refusal.

10.9 The registration of transfers of Shares or of transfers of any class of Shares may be suspended at such times and for such periods (not exceeding thirty days in any year) as the Board may determine.

10.10 No fee shall be charged for the registration of any instrument of transfer or other document relating to or affecting the title to any Share.

10.11 The Company shall be entitled to retain any instrument of transfer which is registered, but any instrument of transfer which the Board refuses to register shall be returned to the person lodging it when notice of the refusal is given.

11 PERMITTED TRANSFERS

11.1 Notwithstanding the provisions of Article 17 (Tag Along and Co-Sale):-

11.1.1 any Shareholder who is a trustee of an Employee Trust may at any time transfer any Share to:-

(a) the new or remaining trustees of the Employee Trust upon any change of trustees; and

(b) any beneficiary of the Employee Trust;

11.1.2 any Investor may at any time transfer a Share to:-

(a) that Investor's Investor Associate or to another member of an Investor's Investor Group provided that Partnership Consent shall be required in respect of any transfer to an entity governed in the United States by ERISA;

(b) any person who becomes a manager or adviser of a company, fund or partnership in place of, or in addition to, such transferor;

(c) the beneficial owner of the Shares, including, without limitation, to any person who becomes a partnership , nominee or trustee for a limited partnership, unit trust or investment trust in place of, or in addition to, such transferor;

(d) the partners of a limited partnership (or their nominees) or to the holders of units in a unit trust (or their nominees) on a distribution in kind or otherwise under the relevant partnership agreement or trust deed;

(e) any investment trust (as defined in the Listing Rules of the UK Listing Authority) whose shares are listed on a recognised investment exchange and which is also managed by the manager of such Shareholder;

(f) any co-investment scheme, being a scheme under which certain officers, employees or partners of such Investor or its adviser or manager are entitled or required (as individuals or through a body corporate or any other vehicle) to acquire Shares which the Investor would otherwise acquire or has acquired (**"Co-Investment Scheme"**);

(g) that Investors' nominee or bare trustee;

11.1.3 any Shareholder holding Shares in connection with a Co-Investment Scheme may at any time transfer any Share to:-

(a) another person who holds or is to hold Shares in connection with such Co-Investment Scheme; or

(b) any persons on their becoming entitled to the same under the terms of such Co-Investment Scheme;

11.1.4 any Shareholder holding Shares as a result of a transfer made after the date of the adoption of these Articles by a person (the **"original transferor"**) in relation to whom such Shareholder was a permitted transferee under the provisions of this Article (i) may at any time re-transfer any Share to the original transferor of such Shares (or to any other person who at the time of the re-transfer is a permitted transferee of such original transferor) and (ii) shall immediately prior to their ceasing to be a permitted transferee of the original transferor re-transfer any Shares transferred to them by the original transferor to the original transferor (or to any other person who at the time of the re-transfer is a permitted transferee of such original transferor);

11.1.5 any Manager Shareholder may transfer any Shares to (i) the trustees of a trust of which the only beneficiary (and the person being capable of being beneficiary) is the Manager Shareholder who established the trust and who is transferring the relevant Shares and/or the Manager Shareholder's Privileged Relations (the "**Managers Trust**") and the trustees of the Managers Trust may transfer Shares pursuant to this Article 11.1.5 to replacement trustees of the same trust, the Manager Shareholder who established the Managers Trust or in respect of such Manager Shareholder his Privileged Relations or (ii) to a Privileged Relation; and

11.1.6 any Shareholder may transfer any Shares with Partnership Consent.

11.2 Subject to Article 14 (Compliance), the Company shall be obliged to register any transfer made pursuant to the above provisions.

12 PRE-EMPTION ON ALLOTMENT

12.1 Save in respect of (i) any allotment of Shares pursuant to the Subscription and Shareholders' Agreement or (ii) any share option plan established in accordance with the terms of the Subscription and Shareholders' Agreement, if the Company proposes to allot any Shares or any securities convertible into or exchangeable for Shares, the Company shall forthwith give notice in writing of such proposal to each holder of AB Ordinary Shares (the "**Allotment Notice**"). Each Allotment Notice shall:-

12.1.1 relate to one class of Shares or securities only;

12.1.2 specify the number and class of Shares or securities which the Company proposes to allot (the "**Allotment Shares**");

12.1.3 specify the identity of any person to whom the Company proposes to allot the Allotment Shares (the "**Proposed Allottee**");

12.1.4 specify the price per Share (the "**Subscription Price**") at which the Company proposes to allot the Allotment Shares; and

12.1.5 not be varied or cancelled (without Partnership Consent).

12.2 The Allotment Notice shall specify that the holders of AB Ordinary Shares shall have a period of 30 Business Days from the date of such notice within which to apply for some or all of the Allotment Shares. For the avoidance of doubt, holders only of Deferred Shares shall have no right to receive or act upon an Allotment Notice.

12.3 It shall be a term of the offer pursuant to Article 12.2 that, if there is competition within any eligible class of Shareholder for the Allotment Shares treated as having been offered to that class, such Allotment Shares shall be treated as offered among such eligible class of Shareholder in proportion (as nearly as may be) to their existing holdings of Shares of the class to which the offer is treated as having been made (the "**Proportionate Allocation**"). However, in his application for Allotment Shares a Shareholder may, if he so desires, indicate that he would be willing to purchase a particular number of Shares in excess of his Proportionate Allocation ("**Extra Shares**").

12.4 In respect of each of the categories of offeree referred to in Article 12.3, the Company shall allocate the Allotment Shares as follows:-

12.4.1 if the total number of Allotment Shares applied for is equal to the available number of Allotment Shares, each Shareholder shall be allocated the number applied for in accordance with his application; or

12.4.2 if the total number of Allotment Shares applied for is greater than the available number of Allotment Shares, each Shareholder shall be allocated his Proportionate Allocation or such lesser number of Allotment Shares for which he has applied and applications for Extra Shares shall be allocated in accordance with such applications or, in the event of competition among those Shareholders applying for Extra Shares, in such proportions as equal (as nearly as may be) the proportions of all the Shares of the same class held by such Shareholders.

12.5 Allocations of Allotment Shares made by the Company pursuant to this Article shall constitute the acceptance by the persons to whom they are allocated of the offer to subscribe for those Allotment Shares on the terms offered to them, provided that no person shall be obliged to take more than the maximum number of Allotment Shares that he has indicated to the Company he is willing to subscribe.

12.6 The Company shall forthwith upon allocating any Allotment Shares give notice in writing (an "**Allocation Notice**") to each person to whom Allotment Shares have been so allocated of the number of Allotment Shares so allocated and the aggregate price payable therefor. Completion of the subscription for those Allotment Shares in accordance with the Allocation Notice shall take place within five Business Days of the date of the Allocation Notice whereupon the Company shall, upon payment of the price due in respect thereof, issue those Allotment Shares specified in the Allocation Notice to the persons to whom they have been allocated and deliver the relevant Share certificates.

12.7 If all the Allotment Shares are not allotted by reference to the provisions of Articles 12.2 to 12.6 (inclusive), the Company shall, within three months of the exhaustion of such provisions, allot to the Proposed Allottee any unallotted Allotment Shares at any price not less than the Subscription Price.

12.8 For the duration of the period referred to in Article 3.2, the provisions of Section 89(1) and sections 90(1) to (6) (inclusive) of the Act shall not apply to the Company.

13 LEAVERS

13.1 The provisions of this Article shall apply to any Leaver and to any Leaver's Shares. For the purposes of this Article 13 "Group Company" shall mean the Company or any 51 per cent. subsidiary (as defined in Section 838 of the Income and Corporation Taxes Act 1988).

13.2 In these Articles:-

13.2.1 a "**Relevant Employee**" shall mean:-

(a) an employee of any Group Company; and/or

(b) a director of any Group Company (other than a Partnership Director);

13.2.2 a "**Leaver**" shall mean:-

(a) any Shareholder who ceases, or has ceased, to be a Relevant Employee;

(b) any Shareholder (not being the Partnership) holding Shares as a result of a transfer made after the date of the adoption of these Articles by a person in relation to whom such Shareholder was a permitted transferee under the provisions of Article 13 who ceases to be a permitted transferee in relation to such person;

(c) any person who becomes entitled to any Shares:-

(i) on the death of a Shareholder;

(ii) on the bankruptcy of a Shareholder (if an individual) or the receivership, administrative receivership, administration, liquidation or other arrangement for the winding-up (whether solvent or insolvent) of a Shareholder (if a company), in either case such Shareholder not being the Partnership ; or

(iii) on the exercise of an option after ceasing to be a Relevant Employee;

(d) any Shareholder (not being the Partnership) holding Shares as a nominee for any person who ceases, or who has ceased, to be a Relevant Employee;

13.2.3 a Leaver shall be deemed to be a "**Good Leaver**" in circumstances where the relevant person is not a Bad Leaver; and

13.2.4 a Shareholder shall be deemed to be a "**Bad Leaver**" in circumstances where the relevant person:-

(a) is summarily dismissed in accordance with his contract of employment; or

(b) has voluntarily resigned as an employee of any Group Company without the consent of the Board and has not been constructively dismissed.

13.3 Within the period commencing on the relevant Leaving Date and expiring at midnight on the first anniversary of such date, the Partnership may direct the Company by Partnership Direction immediately to serve a notice on the Leaver notifying him that he is, with immediate effect, deemed to have served a notice in writing to the Company (the "**Transfer Notice**") that he wishes to transfer his Leaver's Shares and the Company shall copy the Transfer Notice to the Partnership and the members of the Remuneration Committee within 2 Business Days of its deemed receipt. Each Transfer Notice shall be deemed to constitute the Company as the Leaver's agent for the sale of all of his Leaver's Shares at the price (the "**Sale Price**") to be determined in accordance with Article 13.11.

13.4 The Leaver's Shares shall within five Business Days of receipt of the Transfer Notice be offered at the Sale Price to (i) a person or persons intended to take the place of the Leaver, (ii) the remaining Manager Shareholders, (iii) at the sole discretion of the Remuneration Committee other employees of the Group or (iv) at the sole discretion of the Remuneration Committee an Employee Trust, in each case on a pre-emptive basis to be determined by the Remuneration Committee.

13.5 In the event that any of the Leaver's Shares shall not be acquired pursuant to the offer(s) made under Article 13.4 within 30 Days of such offer(s), the Partnership may, direct the Company by a Partnership Direction immediately to offer at the Sale Price such number of Leaver's Shares to such person as may be specified in the Partnership Direction including, for the avoidance of doubt, the Company and/or any Employee Trust (the "**Offeree**"). If the Offeree of the Leaver's Shares applies for any of them within four Business Days of the date of such offer, the Company shall (with Partnership Consent) allocate to the Offeree the number of Leaver's Shares applied for within ten Business Days of (i) the date of deemed receipt of the Transfer Notice or (ii) if Fair Price is payable in respect of any of the Leaver's Shares, such later date as the Fair Price shall be determined. If all of the Sale Shares are so allocated, the provisions of Articles 13.6 to 13.8 (inclusive) shall not apply. Completion of sale and purchase of such Leaver's Shares shall take place at the registered office within five Business Days of (i) the date of deemed receipt of the Transfer Notice or (ii) if the Fair Price is payable in respect of any of the Leaver's Shares, such later date as the Fair Price shall be determined whereupon the Leaver shall, upon payment of the price due in respect thereof, transfer those Leaver's Shares to the persons to whom they have been allocated and deliver the relevant Share certificates.

13.6 If the Leaver defaults in transferring any Leaver's Shares pursuant to Article 13.4 or 13.5, the Company may receive such purchase money and may nominate some person to execute an instrument of transfer of such Leaver's Shares in the name and on behalf of the Leaver and thereafter, when such instrument has been duly stamped, the Company shall cause the name of the proposed transferee to be entered in the register of members as the holder of such Leaver's Shares and shall hold the purchase money on trust (without interest) for the Leaver. The receipt of the Company for the purchase money shall be a good discharge to the proposed transferee (who shall not be bound to see to the application thereof) and, after his name has been so entered in the register of members, the validity of the proceedings shall not be questioned by any person.

13.7 If none or some only of the Leaver's Shares are so allocated, the remaining provisions of this Article shall have effect as if references to Leaver's Shares shall mean those not allocated in accordance with this Article.

13.8 The provisions of Articles 12.2 to 12.5 (inclusive) shall apply, mutatis mutandis, to the allocation of the Leaver's Shares, provided that for these purposes:-

13.8.1 references to the Allotment Notice shall be treated as references to the Transfer Notice;

13.8.2 references to the Allotment Shares shall be treated as references to the Leaver's Shares;

13.8.3 references to the Subscription Price shall be treated as references to the Sale Price;

13.8.4 references to the subscription for, and allotment of, Allotment Shares shall be treated as references to the purchase of, and transfer of, Leaver's Shares respectively.

13.9 The Company shall forthwith upon allocating any Leaver Shares give notice in writing (a "**Leaver Allocation Notice**") to the Leaver and to each person to whom Leaver Shares have been so allocated of the number of Leaver Shares so allocated and the aggregate price payable therefor. Completion of the sale and purchase of those Leaver's Shares shall take place within five Business Days of (i) the date of deemed receipt of the Transfer Notice or (ii) if Fair Price is payable in respect of any of the Leaver's Shares, such later date as the Fair Price shall be determined whereupon the Leaver shall, upon payment of the price due in respect thereof, transfer those Leaver's Shares to the persons to whom they have been allocated and deliver the relevant Share certificates.

13.10 If the Leaver defaults in transferring any Leaver's Shares pursuant to Article 13.6, the Company may receive such purchase money and may nominate some person to execute an instrument of transfer of such Leaver's Shares in the name and on behalf of the Leaver and thereafter, when such instrument has been duly stamped, the Company shall cause the name of the proposed transferee to be entered in the register of members as the holder of such Leaver's Shares and shall hold the purchase money on trust (without interest) for the Leaver. The receipt of the Company for the purchase money shall be a good discharge to the proposed transferee (who shall not be bound to see to the application thereof) and, after his name has been so entered in the register of members, the validity of the proceedings shall not be questioned by any person.

13.11 In these Articles:-

13.11.1 in the case of a Good Leaver, the Sale Price shall be:-

(a) in relation to the Vested Percentage of the Leaver's Shares, the Fair Price; and

(b) in relation to the Unvested Percentage of the Leaver's Shares, the Issue Price;

13.11.2 in the case of a Bad Leaver, the Sale Price shall be in relation to both the Vested Percentage and the Unvested Percentage of the Leaver's Shares, the Issue Price;

13.11.3 in the case of any Leaver's Shares which were originally acquired by that Leaver by way of transfer rather than allotment, references to the Issue Price in this Article shall in relation to these Shares be deemed to be references to the lower of the Issue Price and the amount paid by such Leaver on such transfer;

13.11.4 the "**Fair Price**" shall be such price as the transferor and (with Partnership Consent) the Company shall agree within ten Business Days of the date of the deemed Transfer Notice or, failing such agreement, such price as the Independent Expert shall determine pursuant to Article 13.12;

13.11.5 Leaver's Shares shall vest in the Leaver on a straight-line percentage basis at the end of each calendar month during the period from the date of the adoption of these Articles until the fifth anniversary of the date of adoption of these Articles. References to "**Vested Percentage**" and "**Unvested Percentage**" of the Leaver's Shares shall be to the amount of Leaver's Shares respectively vested and unvested in the Leaver at the relevant Leaving Date.

13.12 If the Fair Price falls to be determined by the Independent Expert:-

13.12.1 the Company shall immediately instruct the Independent Expert to determine the Fair Price on the basis which, in their opinion, represents a fair price for the Leaver's Shares at the Leaving Date as between a willing seller and a willing buyer and, in making such determination, the Independent Expert shall take account of the impact of the Leaver's departure on the prospects of the Group but shall not take account of (i) whether the Leaver's Shares comprise a majority or minority interest in the Company and the fact that their transferability is restricted by these Articles; or (ii) the fact that such Leaver's Shares can be subject to the compulsory transfer requirements of Articles 13 (Leavers) and 16 (Drag Along));

13.12.2 the Independent Expert shall certify the Fair Price as soon as possible after being instructed by the Company and in so certifying the Independent Expert shall be deemed to be acting as experts and not as arbitrators and the UK Arbitration Act 1996 shall not apply;

13.12.3 the certificate of the Independent Expert shall, in the absence of fraud or manifest error, be final and binding; and

13.12.4 the Company shall procure that any certificate required hereunder is obtained with due expedition and the cost of obtaining such certificate shall be borne by the Company unless (i) such an arrangement would not be permitted by the Act or (ii) the Fair Price as determined by the Independent Expert is the same as, or within 10% of, that price (if any) which the Company had previously notified to the Leaver as being in its opinion the Fair Price, in which event the cost shall be borne by the Leaver.

13.13 Notwithstanding any other provision of these Articles, all of a Relevant Employee's Shares shall vest in a Relevant Employee immediately on the completion of a Sale or a Quotation.

14 COMPLIANCE

14.1 For the purpose of ensuring compliance with the transfer provisions of these Articles, the Company shall immediately (on a Partnership Direction) and may (with Partnership Consent) require any Shareholder to procure that:-

14.1.1 he; or

14.1.2 any Proposed Transferee; or

14.1.3 such other person as is reasonably believed to have information and/or evidence relevant to such purpose

provides to the Company any information and/or evidence relevant to such purpose and until such information and/or evidence is provided the Company shall refuse to register any relevant transfer (otherwise than with a Partnership Consent).

15 ATTORNEY

15.1 Each Shareholder hereby irrevocably appoints the Company as his attorney (with the power to appoint any member of the Board as a substitute and to delegate to that substitute all or any powers hereby conferred, other than this power of substitution, as if he had been originally appointed by this Power of Attorney) to give effect to the provisions of these Articles.

16 DRAG ALONG

16.1 In these Articles a "**Qualifying Offer**" shall mean a *bona fide* arms-length offer in writing by or on behalf of any person (the "**Offeror**") for the entire equity share capital in the Company not already owned by the Offeror or persons connected with the Offeror.

16.2 If the Partnership has indicated (by Partnership Direction) that it wishes to accept the Qualifying Offer in respect of all of its Shares, then the provisions of this Article shall apply.

16.3 The Partnership shall give written notice to the other holders of the equity share capital then in issue (the "**Other Shareholders**") of its wish to accept the Qualifying Offer and shall thereupon become entitled to transfer its Shares to the Offeror (or his nominee) and the Other Shareholders shall thereupon become bound to accept the Qualifying Offer on no less favourable terms overall than those upon which the Partnership shall have accepted the Qualifying Offer and to transfer all their Shares to the Offeror (or his nominee) with full title guarantee on the date specified by the Partnership (by Partnership Direction).

16.4 If any Other Shareholder shall not, within five Business Days of being required to do so, execute and deliver transfers in respect of the equity shares held by him and deliver the certificate(s) in respect of the same (or a suitable indemnity in lieu thereof), then the Partnership shall be entitled to authorise and instruct such person as it thinks fit to execute, the necessary transfer(s) and indemnities on the Other Shareholder's behalf and, against receipt by the Company (on trust for such Shareholder) of the consideration payable for the relevant Shares deliver such transfer(s) and certificate(s) or indemnities to the Offeror (or his nominee) and register such Offeror (or his nominee) as the holder thereof and, after such registration, the validity of such proceedings shall not be questioned by any person.

16.5 For the avoidance of doubt (and notwithstanding any conflicting or contrary terms contained in any option agreement or arrangement), whenever options have been granted over any Shares:-

16.5.1 in Article 16.1, the Qualifying Offer shall include an offer for the underlying Share entitlements of such optionholders (assuming that such options can be validly exercised in such circumstances);

16.5.2 in Article 16.3, the Partnership shall also be required to give written notice to such optionholders and the binding obligation to accept the Qualifying Offer shall be deemed to apply to such optionholders on exercise of their options; and

16.5.3 the provisions of Article 16.4 shall be deemed to apply to such optionholders

17 TAG ALONG AND CO-SALE

17.1 If at any time any Shareholder proposes to sell (other than by way of a Permitted Transfer pursuant to Article 11 (excluding Article 11.1.6)) any of its Shares ("**Selling Shareholder**"), or the Partnership proposes to sell any of its Shares (other than by way of a Permitted Transfer pursuant to Article 11 (excluding Article 11.1.6)) (also a Selling Shareholder) and does not or is not entitled to exercise its right to serve a notice under Article 16.3, the provisions of this Article 17 shall apply.

17.2 The Selling Shareholder shall give written notice (the "**Proposed Sale Notice**") to all of the other holders of Shares of such intended sale at least ten Business Days prior to the date thereof. The Proposed Sale Notice shall set out, to the extent not described in any accompanying documents, the identity of the proposed buyer (the "**Proposed Buyer**"), the purchase price and other terms and conditions of payment, the proposed date of sale (the "**Proposed Sale Date**") and the number of Shares proposed to be purchased by the Proposed Buyer (the "**Proposed Sale Shares**").

17.3 Any other holder of equity share capital in the Company shall be entitled, by written notice given to the Selling Shareholder within five Business Days of receipt of the Proposed Sale Notice, to sell such proportion of his Shares as is equal to the proportion which the Shares sold by the Selling Shareholder bears to all Shares held by the Selling Shareholder to the Proposed Buyer on the same terms and conditions as those set out in the Proposed Sale Notice.

17.4 Subject to Article 17.5, if any other holder of equity share capital in the Company is not given the rights accorded him by the provisions of this Article, the Selling Shareholder shall be required not to complete its sale and the Company shall be bound to refuse to register any transfer intended to carry such a sale into effect.

17.5 If a notice has been given pursuant to Article 16.3, a Proposed Sale Notice will not be required pursuant to this Article 17 and the provisions of Article 17.4 shall cease to apply.

17.6 If at any time any transfer as contemplated by clause 8 of the GP Agreement (as defined in the Subscription and Shareholders' Agreement), is proposed to be made in accordance with such clause, the provisions of this Article 17 shall apply mutatis mutandis to any such transfer provided that for these purposes:

17.6.1 the reference to any Shareholder in Article 17.1 and references to Selling Shareholder throughout Article 17 shall be treated as references to the transferor; and

17.6.2 the reference to Shares in Article 17.1 shall be treated as a reference to the interest to be transferred as referred to in clause 8 of the GP Agreement.

SHAREHOLDER MEETINGS

18 ANNUAL GENERAL MEETINGS

18.1 The Board shall procure that an annual general meeting of Shareholders in respect of each financial year of the Company shall be convened to take place not later than 30 Business

Days after the date of signing of the Auditors' report relating to the Accounts for the relevant financial year.

18.2 The Board shall cause to be laid before each such annual general meeting the Accounts for the relevant financial year, together with the respective reports therein of the directors and the Auditors.

18.3 All meetings of Shareholders other than annual general meetings shall be called extraordinary general meetings.

18.4 The directors may call general meetings and, on the requisition of shareholders pursuant to the provisions of the Act, shall forthwith proceed to convene an extraordinary general meeting for a date not less than 28 days after the date of the requisition.

18.5 An annual general meeting and an extraordinary general meeting called for the passing of a special resolution shall be called by at least twenty-one clear days' notice. All other extraordinary general meetings shall be called by at least fourteen clear days' notice but a general meeting may be called by shorter notice if is so agreed -

(a) in the case of an annual general meeting, by all the Shareholders entitled to attend and vote thereat; and

(b) in the case of any other meeting by a majority in number of the Shareholders having a right to attend and vote being a majority together holding not less than nine-five per cent. in nominal value of the shares giving that right.

The notice shall specify the time and place of the meeting and the general nature of the business to be transacted and, in the case of an annual general meeting, shall specify the meeting as such.

Subject to the provisions of the Articles and to any restrictions imposed on any Shares, the notice shall be given to all the Shareholders, to all persons entitled to a Share in consequence of the death or bankruptcy of a member and to the directors and the Auditors.

18.6 The accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

19 PROCEEDINGS OF SHAREHOLDERS AND VOTING

19.1 No business shall be transacted at any general meeting unless a quorum of Shareholders is present at the time when the meeting proceeds to business and, subject to Article 19.2, for its duration. Three persons entitled to vote upon the business to be transacted, each being a Shareholder or a proxy for a Shareholder or a duly authorised representative of a corporation (and at least two of whom shall, together, be the holders of at least two thirds in nominal value of the Shares then in issue), shall be a quorum.

19.2 If within half an hour from the time appointed for the meeting a quorum is not present, or if during a meeting a quorum ceases to be present for a period exceeding 10 minutes, the meeting shall stand adjourned to the same day in the next week, at the same time and place, or to such other time and place as the Shareholders present may decide and if at the adjourned meeting a quorum is not present within half an hour from the time appointed for the meeting, the Shareholder or Shareholders present shall constitute a quorum.

19.3 The chairman, if any, of the Board or in his absence some other director nominated by the directors shall preside as chairman of the meeting, but if neither the chairman nor such other director (if any) be present within fifteen minutes after the time appointed for holding the meeting and willing to act, the directors present shall elect one of their number to be chairman and, if there is only one director present and willing to act, he shall be chairman.

19.4 If no director is willing to act as chairman, or if no director is present within fifteen minutes after the time appointed for holding the meeting, the Shareholders present and entitled to vote shall choose one of their number to be chairman.

19.5 A director shall, notwithstanding that he is not a member, be entitled to attend and speak at any general meeting and at any separate meeting of the holders of any class of shares in the Company.

19.6 The chairman may, with the consent of a meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at an adjourned meeting other than business which might properly have been transacted at the meeting had the adjournment not taken place. When a meeting is adjourned for fourteen days or more, at least seven clear days' notice shall be given specifying the time and place of the adjourned meeting and the general nature of the business to be transacted. Otherwise it shall not be necessary to give any such notice.

19.7 A resolution put to the vote of a meeting shall be decided on a show of hands unless before, or on the declaration of the result of, the show of hands, a poll is duly demanded. Subject to the provisions of the Act, a poll may be demanded at any general meeting by the chairman, or by any Shareholder present in person or by proxy and entitled to vote or by a duly authorised representative of a corporation which is a Shareholder entitled to vote.

19.8 Unless a poll is duly demanded a declaration by the chairman that a resolution has been carried or carried unanimously, or by a particular majority, or lost, or not carried by a particular majority and an entry to that effect in the minutes of the meeting shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

19.9 When a poll has been demanded it shall be taken immediately following the demand. The demand for a poll may (before the poll is taken) be withdrawn but only with the consent of the chairman and a demand so withdrawn shall not be taken to have invalidated the result of a show of hands declared before the demand was made.

19.10 A poll shall be taken as the chairman directs and he may appoint scrutineers (who need not be members) and fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

19.11 The Chairman of the meeting shall not, in the case of an equality of votes, whether on a show of hands or on a poll, be entitled to exercise any second or casting vote.

19.12 A resolution in writing executed by or on behalf of each Shareholder who would have been entitled to vote upon it if it had been proposed at a general meeting at which he was present shall be as effectual as if it had been passed at a general meeting duly convened and held and may consist of several instruments in the like form each executed by or on behalf of one or more Shareholders and a resolution in writing described as a special resolution or as an extraordinary resolution will have effect accordingly. With respect to any such resolution in writing, in the case of a corporation which holds a Share, the signature of any director or the secretary thereof shall be sufficient for the purposes of this Article

19.13 In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders' and seniority shall be determined by the order in which the names of the holders stand in the register of Shareholders.

19.14 A Shareholder in respect of whom an order has been made by any court having jurisdiction (whether in the United Kingdom or elsewhere) in matters concerning mental disorder may vote, whether on a show of hands or on a poll, by his receiver, curator bonis or other person authorised in that behalf appointed by that court, and any such receiver, curator bonis or other person may, on a poll, vote by proxy.

19.15 No member shall be entitled to vote at any general meeting or at any separate meeting of the holders of any class of Shares in the Company, either in person or by proxy, in respect of any Share held by him unless all moneys presently payable by him in respect of that Share have been paid unless the Board otherwise determines.

19.16 No objection shall be raised to the qualification of any vote except at the meeting or adjourned meeting at which the vote objected to is tendered, and every vote not disallowed at the meeting shall be valid. Any objection made in due time shall be referred to the chairman whose decision shall be final and conclusive.

19.17 On a poll votes may be given either personally or by proxy. Deposit of an instrument of proxy will not preclude the Shareholder from attending and voting at the meeting or at any adjournment of it.

19.18 An instrument appointing a proxy shall be in writing, executed by or on behalf of the appointor and shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve) -

"............. PLC ....I/We, ..., of ...., being a member/members of the above-named company, hereby appoint .... of ...., or failing him, ... of ...., as my/our proxy to vote in my/our name[s] and on my/our behalf at the annual/extraordinary general meeting of the Company to be held on .... 20 ...., and at any adjournment thereof.

Signed on .... 20 ...."

19.19 Where it is desired to afford Shareholders an opportunity of instructing the proxy how he shall act the instrument appointing a proxy shall be in the following form (or in a form as near thereto as circumstances allow or in any other form which is usual or which the directors may approve) -

"............ PLC .... I/We, ..., of ...., being a member/members of the above-named company, hereby appoint .... of ...., or failing him .... of ...., as my/our proxy to vote in my/our name[s] and on my/our behalf at the annual/extraordinary general meeting of the Company, to be held on .... 20 ...., and at any adjournment thereof.

This form is to be used in respect of the resolutions mentioned below as follows:

Resolution No. 1 *for *against

Resolution No. 2 *for *against.

* Strike out whichever is not desired.

Unless otherwise instructed, the proxy may vote as he thinks fit or abstain from voting.

Signed this .... day of .... 20 ......"

19.20 The instrument appointing a proxy and any authority under which it is executed or a copy of such authority certified notarially or in some other way approved by the Board may -

(a) be left at or sent by post or by facsimile transmission to the office or at such other places within the United Kingdom as is specified in the notice convening the meeting or in any instrument of proxy sent out by the Company in relation to the meeting not less than one hour before the time for holding the meeting or adjourned meeting at which the person named in the instrument proposes to vote; or

(b) in the case of a poll taken more than 48 hours after it is demanded, be deposited as aforesaid after the poll has been demanded and not less than 24 hours before the time appointed for the taking of the poll; or

(c) where the poll is not taken immediately but is taken not more than 48 hours after it was demanded, be delivered at the meeting at which the poll was demanded to the chairman or to the secretary or to any director;

and an instrument of proxy which is not deposited or delivered in a manner so permitted shall be invalid.

19.21 A vote given or poll demanded by proxy or by the duly authorised representative of a corporation shall be valid notwithstanding the previous determination of the authority of the person voting or demanding a poll unless notice of the determination was received by the Company at the office or at such other place at which the instrument of proxy was duly deposited before the commencement of the meeting or adjourned meeting at which the vote is given or the poll demanded or (in the case of a poll taken otherwise than on the same day as the meeting or adjourned meeting) the time appointed for taking the poll.

DIRECTORS

20 NUMBER OF DIRECTORS

The number of directors (excluding alternate directors) shall not be less than two in number nor more than 15 or such other number as the Partnership may, by Partnership Direction, determine.

21 ALTERNATE DIRECTORS

21.1 A director (other than an alternate director) may appoint any other director or (in the case of a Partnership Director) any other person whomsoever, to be an alternate director and may remove from office an alternate director so appointed.

21.2 An alternate director shall be entitled to receive notice of all meetings of directors and of all meetings of committees of directors of which his appointor is a member, to attend and vote at any such meeting at which the director appointing him is not personally present and generally to perform all the functions of his appointor as a director in his absence but shall not be entitled to receive any remuneration from the Company for his services as an alternate director.

21.3 A person who holds office only as an alternate director shall, if his appointor is not present, be counted in the quorum.

21.4 An alternate director shall cease to be an alternate director if his appointor ceases to be a director, but, if a director retires but is reappointed at the meeting at which he retires, any appointment of an alternate director made by him which was in force immediately prior to his retirement shall continue after his appointment.

21.5 Any appointment or removal of an alternate director shall be by notice to the Company signed by the director making or revoking the appointment or in any other manner approved by the directors.

21.6 Save as otherwise provided in the Articles, an alternate director shall be deemed for all purposes to be a director and shall alone be responsible for his own acts and defaults and he shall not be deemed to be the agent of the director appointing him.

21.7 Any director who is appointed an alternate director shall be entitled to vote at a meeting of the Board on behalf of the director so appointing him in addition to being entitled to vote in his own capacity as a director and shall also be considered as two directors for the purpose of making a quorum of directors unless he is the only individual present.

22 POWERS AND PROCEEDINGS OF DIRECTORS

22.1 Subject to the provisions of the Act and the Articles, the business of the Company shall be managed by the directors who may exercise all the powers of the Company.

22.2 The directors may, by power of attorney or otherwise, appoint any person to be the agent of the Company for such purposes and on such conditions as they determine, including authority for the agent to delegate all or any of his powers.

22.3 The directors may meet together for the despatch of business, adjourn and otherwise regulate their meetings as they think fit. Any three directors (including at least two Partnership Directors) shall constitute a quorum and a quorum of directors must be present throughout all meetings of the Board. The Chairman of the meeting shall not have a second or casting vote, in the case of an equality of votes.

22.4 Any director or alternate director may validly participate in a meeting of the Board through the medium of conference telephone or similar form of communication equipment provided that all persons participating in the meeting are able to hear and speak to each other throughout such meeting. A person so participating shall be deemed to be present in person at the meeting and shall accordingly be counted in a quorum and be entitled to vote. Subject to the Act, all business transacted in such manner by the Board or a committee of the Board shall for the purpose of these Articles be deemed to be validly and effectively transacted at a meeting of the Board or a committee of the Board notwithstanding that a quorum of directors is not physically present in the same place. Such a meeting shall be deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the Chairman of the meeting then is.

22.5 The chairman of the Board of the Company will be appointed in accordance with the Subscription and Shareholders Agreement. Unless he is unwilling to do so, the director so appointed shall preside at every meeting of directors at which he is present. But if there is no director holding that office, or if the director holding it is unwilling to preside or is not present within five minutes after the time appointed for the meeting, the directors present may appoint one of their number to be chairman of the meeting.

22.6 All acts done by a meeting of directors, or of a committee of directors, or by a person acting as a director shall, notwithstanding that it be afterwards discovered that there was a defect in the appointment of any director or that any of them were disqualified from holding office, or had vacated office, or were not entitled to vote, be as valid as if every such person had been duly appointed and was qualified and had continued to be a director and had been entitled to vote.

22.7 A resolution in writing signed by all the directors entitled to receive notice of a meeting of directors or of a committee of directors shall be as valid and effectual as if it had been passed at a meeting of directors or (as the case may be) a committee of directors duly convened and held and may consist of several documents in the like form each signed by one or more directors; but a resolution signed by an alternate director need not also be signed by his appointor and, if it is signed by a director who has appointed an alternate director, it need not be signed by the alternate director in that capacity.

22.8 The directors may delegate any of their powers to any committee consisting of one or more directors. They may also delegate to any managing director or any director holding any other executive office such of their powers as they consider desirable to be exercised by him. Any such delegation may be made subject to any conditions the directors may impose, and either collaterally with or to the exclusion of their own powers and may be revoked or altered. Subject to any such conditions, the proceedings of a committee with two or more members shall be governed by the Articles regulating the proceedings of directors so far as they are capable of applying.

22.9 The directors may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

23 DECLARATION OF INTERESTS

23.1 Save as otherwise provided by the Articles, a director shall not vote at a meeting of directors or of a committee of directors on any resolution concerning a matter in which he has, directly or indirectly, an interest or duty which is material and which conflicts or may conflict with the interests of the Company unless his interest or duty arises only because the case falls within one or more of the following paragraphs:-

(a) the resolution relates to the giving to him of a guarantee, security, or indemnity in respect of money lent to, or an obligation incurred by him for the benefit of, the Company or any of its subsidiaries;

(b) the resolution relates to the giving to a third party of a guarantee, security, or indemnity in respect of an obligation of the Company or any of its subsidiaries for which the director has assumed responsibility in whole or part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(c) his interest arises by virtue of his subscribing or agreeing to subscribe for any shares, debentures, or other securities of the Company or any of its subsidiaries, or by virtue of his being, or intending to become, a participant in the underwriting or sub-underwriting of an offer of any such shares, debentures, or other securities by the Company or any of its subsidiaries for subscription, purchase or exchange;

(d) the resolution relates in any way to a retirement benefits scheme which has been approved, or is conditional upon approval, by the Board of Inland Revenue for taxation purposes; or

(e) his interest arises by virtue of him being a Shareholder of, or employed by, the Company.

23.2 For the purposes of this Article, an interest of a person who is, for any purpose of the Act (excluding any statutory modification thereof not in force when this regulation becomes binding on the Company), connected with a director shall be treated as an interest of the director and, in relation to an alternate director, an interest of his appointor shall be treated as an interest of the alternate director without prejudice to any interest which the alternate director has otherwise.

23.3 A director shall not be counted in the quorum present at a meeting in relation to a resolution on which he is not entitled to vote.

23.4 The provisions of this Article and any other provision of these Articles prohibiting a directors from voting at a meeting of directors or a committee of directors may be suspended or relaxed with Partnership Consent.

23.5 Where proposals are under consideration concerning the appointment of two or more directors to offices or employments with the Company or any body corporate in which the Company is interested the proposals may be divided and considered in relation to each director separately and (provided he is not for another reason precluded from voting) each of the directors concerned shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

23.6 If a question arises at a meeting of directors or of a committee of directors as to the right of a director to vote, the question may, before the conclusion of the meeting, be referred to the chairman of the meeting and his ruling in relation to any director other than himself shall be final and conclusive.

23.7 Subject to the provisions of the Act, the secretary shall be appointed by the directors for such term, at such remuneration and upon such conditions as they may think fit; and any secretary so appointed may be removed by them.

23.8 The directors shall cause minutes to be made in books kept for the purpose:

(a) of all appointments of officers made by the directors; and

(b) of all proceedings at meetings of the Company, of the holders of any class of shares in the Company, and of the directors, and of committees of directors, including the names of the directors present at each such meeting.

23.9 The seal shall only be used by the authority of the directors or of a committee of directors authorised by the directors. The directors may determine who shall sign any instrument to which the seal is affixed and unless otherwise so determined it shall be signed by a director and by the secretary or by a second director.

24 APPOINTMENT AND REMOVAL OF DIRECTORS

24.1 No person shall be appointed or reappointed a director at any general meeting unless -

(a) he is a Partnership Director;

(b) he is recommended by the directors; or

(c) not less than fourteen nor more than thirty-five clear days before the date appointed for the meeting, notice executed by a Shareholder qualified to vote at the meeting has been given to the Company of the intention to propose that person for appointment or reappointment stating the particulars which would, if he were so appointed or reappointed, be required to be included in the Company's register of directors together with notice executed by that person of his willingness to be appointed or reappointed.

24.2 Not less than seven nor more than twenty-eight clear days before the date appointed for holding a general meeting notice shall be given to all who are entitled to receive notice of the meeting of any person who is recommended by the directors for appointment as a director at the meeting or in respect of whom notice has been duly given to the Company of the intention to propose him at the meeting for appointment as a director. The notice shall give the particulars of that person which would, if he were so appointed, be required to be included in the Company's register of directors.

24.3 The directors may appoint a person who is willing to act to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed by or in accordance with the Articles as the maximum number of directors. A director so appointed shall hold office only until the next following annual general meeting. If not reappointed at such annual general meeting, he shall vacate office at the conclusion of the meeting.

24.4 The office of a director shall be vacated if -

24.4.1 he ceases to be a director by virtue of any provision of the Act or he becomes prohibited by law from being a director; or

24.4.2 he becomes bankrupt or makes any arrangement or composition with his creditors generally; or

24.4.3 he resigns his office by notice to the Company; or

24.4.4 he shall for more than six consecutive months have been absent without permission of the directors from meetings of directors held during that period and the directors resolve that his office be vacated; or

24.4.5 he becomes incapable of reason of mental disorder, illness or injury or managing and administering his property and affairs and the other directors resolve that his office is vacated; or

24.4.6 being a director designated a Partnership Director a notice is served by the Partnership removing him from the office; or

24.4.7 (in the case of an executive director only) he shall, for whatever reason, cease to be employed by the Company or any subsidiary of the Company; or

24.4.8 being a director of the Company, other than one of the directors specified in Article 24.4.6 above, he is removed by Partnership Direction, and such removal shall take effect upon delivery of the Partnership Direction to the Registered Office.

REMUNERATION OF DIRECTORS

25 DIRECTORS REMUNERATION AND EXPENSES

25.1 The directors shall be entitled to such remuneration as the Company may by ordinary resolution determine and, unless the resolution provides otherwise, the remuneration shall be deemed to accrue from day to day.

25.2 The directors may be paid all travelling, hotel, and other expenses properly incurred by them in connection with their attendance at meetings of directors or committees of directors or general meetings or separate meetings of the holders of any class of shares or of debentures of the Company or otherwise in connection with the discharge of their duties.

26 DIRECTORS' APPOINTMENTS AND INTERESTS

26.1 Subject to any statutory provision, the directors may appoint one or more of their number to the office of managing director or to any other executive office under the Company and may enter into an agreement or arrangement with any director for his employment by the Company or for the provision by him of any services outside the scope of the ordinary duties of a director. Any such appointment, agreement or arrangement may be made upon such terms as the directors determine and they may remunerate any such director for his services as they think fit. Any appointment of a director to an executive office shall terminate if he ceases to be a director but without prejudice to any claim to damages for breach of the contract of service between the director and the Company.

26.2 Subject to any statutory provision and provided that he has disclosed to the directors the nature and extent of any material interest of his, a director notwithstanding his office -

(a) may be a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is otherwise interested; and

(b) may be a director or other officer of, or employed by, or a party to any transaction or arrangement with, or otherwise interested in, any body corporate promoted by the Company or in which the Company is otherwise interested; and

(c) shall not, by reason of his office, be accountable to the Company for any benefit which he derives from any such office or employment or from any such transaction or arrangement or from any interest in any such body corporate and no such transaction or arrangement shall be liable to be avoided on the ground of any such interest or benefit.

26.3 For the purposes of Article 26.2:-

(a) a general notice given to the directors that a director is to be regarded as having an interest of the nature and extent specified in the notice in any transaction or arrangement in which a specified person or class of persons is interested shall be deemed to be a disclosure that the director has an interest in any such transaction of the nature and extent so specified; and

(b) an interest of which a director has no knowledge and of which it is unreasonable to expect him to have knowledge shall not be treated as an interest of his.

27 DIRECTORS' GRATUITIES AND PENSIONS

The directors may provide benefits, whether by the payment of gratuities or pensions or by insurance or otherwise, for any director who has held but no longer holds any executive office or employment with the Company or with any body corporate which is or has been a subsidiary of the Company or a predecessor in business of the Company or of any such subsidiary, and for any member of his family (including a spouse and a former spouse) or any person who is or was dependent on him, and may (as well before as after he ceases to hold such office or employment) contribute to any fund and pay premiums for the purchase or provision of any such benefit.

MISCELLANEOUS

28 INDEMNITY

Subject to the Act but without prejudice to any indemnity to which a director may otherwise be entitled, every director or other officer of the Company shall be indemnified out of the assets of the Company against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favour or in which he is acquitted or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

29 INSURANCE

The Board shall have the power to purchase and maintain for any director or other officer insurance against any liability which by virtue of any rule of law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the Company.

30 SHARE CERTIFICATES

30.1 Every Shareholder, upon becoming the holder of any shares, shall be entitled without payment to one certificate for all the shares of each class held by him (and, upon transferring a part of his holding of shares of any class, to a certificate for the balance of such holding) or several certificates each for one or more of his shares upon payment for every certificate after the first of such reasonable sum as the Board may determine. Every certificate shall be sealed with the seal and shall specify the number, class and distinguishing numbers (if any) of the shares to which it relates and the amount or respective amounts paid up thereon. The Company shall not be bound to issue more than one certificate for shares held jointly by several persons and delivery of a certificate to one joint holder shall be a sufficient delivery to all of them.

30.2 If a share certificate is defaced, worn-out, lost or destroyed, it may be renewed on such terms (if any) as to evidence and indemnity and payment of the expenses reasonably incurred by the Company in investigating evidence as the Board may determine but otherwise free of charge, and (in the case of defacement or wearing-out) on delivery up of the old certificate.

31 CALL ON SHARES

31.1 Subject to the terms of allotment, the Board may make calls upon the Shareholders in respect of any moneys unpaid on their shares (whether in respect of nominal value or premium) and each Shareholder shall (subject to receiving at least fourteen clear days' notice specifying when and where payment is to be made) pay to the Company as required by the notice the amount called on his shares. A call may, before receipt by the Company of any sum due thereunder, be revoked in whole or in part and payment of a call may be postponed in whole or in part. A person upon whom a call is made shall remain liable for calls made upon him notwithstanding the subsequent transfer of the shares in respect whereof the call was made.

31.2 A call shall be deemed to have been made at the time when the resolution of the Board authorising the call was passed.

31.3 The joint holders of a Share shall be jointly and severally liable to pay all calls in respect thereof.

31.4 If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the Share or in the notice of the call or, if no rate is fixed, at the appropriate rate (as defined in the Act) but the Board may waive payment of the interest wholly or in part.

31.5 An amount payable in respect of a share on allotment or at any fixed date, whether in respect of nominal value or premium or as an instalment of a call, shall be deemed to be a call and if it is not paid the provisions of the Articles shall apply as if that amount had become due and payable by virtue of a call.

31.6 Subject to the terms of allotment, the Board may make arrangements on the issue of shares for a difference between the holders in the amounts and times of payment of calls on their shares.

31.7 If a call remains unpaid after it has become due and payable the Board may give to the person from whom it is due not less than fourteen clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and all expenses that may have been incurred by the Company by reason of such non-payment. The notice shall name the place where payment is to be made and shall state that if the notice is not complied with the shares in respect of which the call was made will be liable to be forfeited.

31.8 If the notice is not complied with any Share in respect of which it was given may, before the payment required by the notice has been made, be forfeited by a resolution of the Board and the forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares and not paid before the forfeiture.

31.9 Subject to any statutory provisions, a forfeited Share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the Board may determine either to the person who was before the forfeiture the Shareholder or to any other person and at any time before sale, re-allotment or other disposition, the forfeiture may be cancelled on such terms as the Board thinks fit. Where for the purposes of its disposal a forfeited share is to be transferred to any person the directors may authorise some person to execute an instrument of transfer of the Share to that person.

31.10 A person any of whose Shares have been forfeited shall cease to be a Shareholder in respect of them and shall surrender to the Company for cancellation the certificate for the Shares forfeited but shall remain liable to the Company for all moneys which at the date of forfeiture were presently payable by him to the Company in respect of those Shares with interest at the rate at which interest was payable on those moneys before the forfeiture or, if no interest was so payable, at the appropriate rate (as defined in the Act) from the date of forfeiture until payment but the Board may waive payment wholly or in part or enforce payment without any allowance for the value of the Shares at the time of forfeiture or for any consideration received on their disposal.

31.11 A statutory declaration by a director or the secretary that a Share has been forfeited on a specified date shall be conclusive evidence of the facts stated in it as against all persons claiming to be entitled to the Share and the declaration shall (subject to the execution of an instrument of transfer if necessary) constitute a good title to the Share and the person to whom the Share is disposed of shall not be bound to see to the application of the consideration, if any, nor shall his title to the Share be affected by any irregularity in or invalidity of the proceedings in reference to the forfeiture or disposal of the Share.

32 TRANSMISSION OF SHARES

32.1 If a Shareholder dies the survivor or survivors where he was a joint holder, and his personal representatives where he was a sole holder or the only survivor of joint holders, shall be the only persons herein recognised by the Company as having any title to his interest; but nothing contained in these Articles shall release the estate of a deceased Shareholder from any liability in respect of any share which had been jointly held by him.

32.2 A person becoming entitled to a Share in consequence of the death or bankruptcy of a member may, upon such evidence being produced as the Board may properly require, elect either to become the holder of the Share or to have some person nominated by him registered as the transferee. If he elects to become the holder he shall give notice to the Company to that effect. If he elects to have another person registered he shall execute an instrument of transfer of the Share to that person. All the articles relating to the transfer of shares shall apply to the notice or instrument of transfer as if it were an instrument of transfer executed by the Shareholder and the death or bankruptcy of the Shareholder had not occurred.

32.3 A person becoming entitled to a Share in consequence of the death or bankruptcy of a Shareholder shall have the rights to which he would be entitled if he were the holder of the Share, except that he shall not, before being registered as the holder of the Share, be entitled in respect of it to attend or vote at any meeting of the Company or at any separate meeting of the holders of any class of shares in the Company.

33 PURCHASE OF OWN SHARES

Subject to the provisions of the Act, the Company may purchase its own shares (including any redeemable shares) and, if it is a private company, make payment in respect of the redemption or purchase of its own shares otherwise than out of distributable profits of the Company out of the proceeds of a fresh issue of shares.

34 ACCOUNTS

No Shareholder shall (as such) have any right of inspecting any accounting records or other book or document of the Company except as conferred by statute or authorised by the directors or by the ordinary resolution of the Company.

35 CAPITALISATION OF PROFITS

The directors may with the authority of an ordinary resolution of the Company:

(a) subject as hereinafter provided, resolve to capitalise any undivided profits of the Company not required for paying any preferential dividend (whether or not they are available for distribution) or any sum standing to the credit of the Company's share premium account or capital redemption reserve;

(b) appropriate the sum resolved to be capitalised to the Shareholder who would have been entitled to it if it were distributed by way of dividend and in the same proportions and apply such sum on their behalf either in or towards paying up the amounts, if any, for the time being unpaid on any shares held by them respectively, or in paying up in full unissued shares or debentures of the Company of a nominal amount equal to that sum, and allot the shares or debentures credited as fully paid to those members, or as they may direct, in those proportions, or partly in one way and partly in the other: but the share premium account, the capital redemption reserve, and any profits which are not available for distribution may, for the purposes of this regulation, only be applied in paying up unissued to be allotted to members credited as fully paid;

(c) make such provision by the issue of fractional certificates or by payment in cash or otherwise as they determine in the case of shares or debentures becoming distributable under this regulation in fractions; and

(d) authorise any person to enter on behalf of all the Shareholders concerned into an agreement with the Company providing for the allotment to them respectively, credited as fully paid, of any shares or debentures to which they are entitled upon such capitalisation, any agreement made under such authority being binding on all such members.

36 NOTICES

36.1 Any notice to be given to or by any person pursuant to the Articles shall be in writing except that a notice calling a meeting of the directors need not be in writing.

36.2 The Company may give any notice to a Shareholder either personally or by sending it by first class post in a prepaid envelope addressed to the Shareholder at his registered address or by leaving it at that address. In the case of joint holders of a Share, all notices shall be given to the joint holder whose name stands first in the Register of Shareholders in respect of the joint holding and notice so given shall be sufficient notice to all the joint holders. A member whose registered address is not within the United Kingdom at which notices may be given to him shall be entitled to have notices given to him at that address.

36.3 A Shareholder present, either in person or by proxy, at any meeting of the Company or of the holders of any class of shares in the Company shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

36.4 Every person who becomes entitled to a Share shall be bound by any notice in respect of that Share which, before his name is entered in the register of Shareholders, has been duly given to a person from whom he derives his title.

36.5 Where a notice is sent by first class post, proof of the notice having been posted in a properly addressed prepaid envelope will be conclusive evidence that the notice was given and will be deemed to have been given at the expiration of 24 hours after the envelope containing the same is posted.

36.6 If at any time by reason of the suspension or curtailment of postal services within the United Kingdom the Company is unable effectively to convene a general meeting by notices sent through the post, a general meeting may be convened by a notice advertised in at least one national daily newspaper and such notice will be deemed to have been duly served on all Shareholders entitled thereto at noon on the day when the advertisement appears. In any such case the Company will send confirmatory copies of the notice by post if at least seven days prior to the meeting the posting of notices to addresses again becomes practicable.

36.7 Any notice or document delivered or sent by post to or left at the registered address of any member in accordance with the terms of these Articles shall notwithstanding that such member be then dead or bankrupt, and whether or not the Company has notice of his death or bankruptcy, be deemed to have been duly served in respect of any Share registered in the name of such member as sole or joint holder, unless his name shall at the time of the service of the notice or document, have been removed from the Register of Shareholders as the holder of the Share, and such service shall for all purposes be deemed a sufficient service of such notice or document on all persons interested (whether jointly with or as claiming through or under him) in the Share.

1.60 Title: Form 123 - Notice of increase in nominal capital

Date: 17 June 2002

G

CHFP025

COMPANIES FORM No. 123

Notice of increase in nominal capital

123

Please do not write in this margin

Pursuant to section 123 of the Companies Act 1985

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 4180320

Name of company

insert full name of company

* YELL GROUP LIMITED

gives notice in accordance with section 123 of the above Act that by resolution of the company dated 21 MAY 2002 the nominal capital of the company has been increased by £ 695 beyond the registered capital of £ 130,000.

† the copy must be printed or in some other form approved by the registrar

A copy of the resolution authorising the increase is attached. †

The conditions (eg. voting rights, dividend rights, winding-up rights etc.) subject to which the new shares have been or are to be issued are as follows :

PARI PASSU WITH THE B ORDINARY SHARES ALREADY IN ISSUE

Please tick here if continued overleaf ☐

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ Date 28/5/02

Presentor's name address and reference (if any) :

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

AMF/81968.0007

346109

For official Use
General Section | Post room

A1U
COMPANIES HOUSE 31/05/02

02 JUL 11

1.61 Title: Written Resolution of the shareholders resolving to increase the authorised share capital of the company.

Date: 17 June 2002

No. 4180320

COMPANIES ACT 1985

WRITTEN RESOLUTIONS

OF

YELL GROUP LIMITED

We, the undersigned, being all the members of the above named company (the "Company") for the time being entitled to attend and vote at general meetings of the Company unanimously resolved pursuant to article 19.12 of the Company's Articles of Association to pass the following written resolution:-

ORDINARY RESOLUTION

THAT the authorised share capital of the Company be increased from £130,000 to £130,695 by the creation of an additional 6,950,000 B ordinary shares of £0.0001 each in the capital of the Company.

.... Date: 21/5/02
Yellow Pages Investments, L.P.
acting by its general partner
Yellow Pages Investment G.P. Limited

.... Date: 21/5/02
John Condron

.... Date: 21/5/02
John Davis

.... Date:
John Satchwell

.... Date:
Paul Fry

.... Date:
Steve Chambers

.... Date:
Eddie Cheng

No. 4180320

COMPANIES ACT 1985

WRITTEN RESOLUTIONS

OF

YELL GROUP LIMITED

We, the undersigned, being all the members of the above named company (the "**Company**") for the time being entitled to attend and vote at general meetings of the Company unanimously resolved pursuant to article 19.12 of the Company's Articles of Association to pass the following written resolution:-

ORDINARY RESOLUTION

THAT the authorised share capital of the Company be increased from £130,000 to £130,695 by the creation of an additional 6,950,000 B ordinary shares of £0.0001 each in the capital of the Company.

.... Date:

Yellow Pages Investments, L.P.
acting by its general partner
Yellow Pages Investment G.P. Limited

.... Date:

John Condron

.... Date:

John Davis

.... Date: 21/5/02.

John Satchwell

.... Date: 21/5/02

Paul Fry

.... Date: 21/5/02

Steve Chambers

.... Date: 21/5/02

Eddie Cheng

....
Danny Sheehan

Date: 21.5.02

....
Mitch Connolly

Date: 21/5/02

....
Mark Cairns

Date:

....
Sarah Kiddell

Date: 21/5/02

No. 4180320

COMPANIES ACT 1985

WRITTEN RESOLUTIONS

OF

YELL GROUP LIMITED

We, the undersigned, being all the members of the above named company (the "Company") for the time being entitled to attend and vote at general meetings of the Company unanimously resolved pursuant to article 19.12 of the Company's Articles of Association to pass the following written resolution:-

ORDINARY RESOLUTION

THAT the authorised share capital of the Company be increased from £130,000 to £130,695 by the creation of an additional 6,950,000 B ordinary shares of £0.0001 each in the capital of the Company.

.... Date: 21/5/02
Yellow Pages Investments, L.P.
acting by its general partner
Yellow Pages Investment G.P. Limited

.... Date:
John Condron

.... Date:
John Davis

.... Date:
John Satchwell

.... Date:
Paul Fry

.... Date:
Steve Chambers

.... Date:
Eddie Cheng

LO1:\344152\01\7D/S01!.DOC\81968.0004

No. 4180320

COMPANIES ACT 1985

WRITTEN RESOLUTIONS

OF

YELL GROUP LIMITED

We, the undersigned, being all the members of the above named company (the "Company") for the time being entitled to attend and vote at general meetings of the Company unanimously resolved pursuant to article 19.12 of the Company's Articles of Association to pass the following written resolution:-

ORDINARY RESOLUTION

THAT the authorised share capital of the Company be increased from £130,000 to £130,695 by the creation of an additional 6,950,000 B ordinary shares of £0.0001 each in the capital of the Company.

.... Date:

Yellow Pages Investments, L.P.
acting by its general partner
Yellow Pages Investment G.P. Limited

.... Date:

John Condron

.... Date:

John Davis

.... Date:

John Satchwell

.... Date:

Paul Fry

.... Date:

Steve Chambers

.... Date:

Eddie Cheng

....
Danny Sheehan

Date:

....
Mitch Connolly

Date:

....
Mark Cairns

Date: 5/22/02.

....
Sarah Kiddell

Date:

1.62 **Title: Form 88(2) - Allotment of 11,163,600 ordinary shares of £0.0001 each.**

Date: 17 June 2002

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number	04180320
Company name in full	Yell Group Limited

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

	From			To		
	Day	Month	Year	Day	Month	Year
	21	05	2002			

Class of shares *(ordinary or preference etc)*	B Ordinary		
Number allotted	11,163,600		
Nominal value of each share	£0.0001		
Amount (if any) paid or due on each share *(including any share premium)*	£0.01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	CASH

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

COMPANIES HOUSE 0666 31/05/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Yellow Pages Investments L.P. Address: Walker House, PO Box 908GT, Mary Street, George Town, Grand Cayman Cayman Islands UK Postcode	B Ordinary	11,163,600
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges

One South Place, London, EC2M 2WG

Tel 020 7903 1000

1.63 Title: Form 88(2) - Allotment of 5,786,300 ordinary shares of £0.0001 each.

Date: 17 June 2002

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number	04180320
Company name in full	Yell Group Limited

Shares allotted (including bonus shares):

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
15	04	2002			

Class of shares *(ordinary or preference etc)*	B Ordinary		
Number allotted	5,786,300		
Nominal value of each share	£0.0001		
Amount (if any) paid or due on each share *(including any share premium)*	£0.01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	CASH

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

COMPANIES HOUSE 31/05/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Yellow Pages Investments L.P.	Class of shares allotted	Number allotted
Address: Walker House, PO Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands	B Ordinary	5786300
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges

One South Place, London, EC2M 2WG

Tel 020 7903 1000

1.64 Title: Form 288a - Appointment of Director

Date: 11 June 2002

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full YELL GROUP PLC

	Day	Month	Year
Date of appointment	11	06	2002
†Date of Birth	06	01	1942

Appointment form

Appointment as director: X

as secretary:

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME

*Style / Title	
*Honours etc	
Forename(s)	ROBERT AVISSON
Surname	SCOTT
Previous Forename(s)	
Previous Surname(s)	
Usual residential address	AXFORD LODGE
Post town	AXFORD
Postcode	RG25 2DZ
County / Region	HAMPSHIRE
Country	UK
†Nationality	BRITISH
†Business occupation	DIRECTOR
†Other directorships (additional space overleaf)	

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 11. 6. 02

* Voluntary details.
† Directors only.
**Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 11.6.02

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Doc Ref: 347430 Tel 020 7903 1174
DX number DX: 124402 DX exchange London/City

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 12/99

Company Number 4180320

† Directors only.

†Other directorships

THE ROYAL BANK OF SCOTLAND GROUP PLC
THE ROYAL BANK OF SCOTLAND PLC
NATIONAL WESTMINSTER BANK PLC
JARDINE LLOYD THOMPSON GROUP PLC
SWISS REINSURANCE COMPANY
FOCUS WICKES PLC

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:

- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was

- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

1.65 Title: Form 288a - Appointment of Director

Date: 11 June 2002

Package: 'Laserform' by Laserform International Ltd.

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP025

Company Number	4180320
Company Name in full	YELL GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	11	06	2002	†Date of Birth	26	08	1963

Appointment form

Notes on completion appear on reverse.

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title		*Honours etc	
Forename(s)	JOACHIM		
Surname	EBERHARDT		
Previous Forename(s)		Previous Surname(s)	
Usual residential address	LATYMER HOUSE LONGBOTTOM LANE		
Post town	BEACONSFIELD	Postcode	HP9 2UL
County / Region	BUCKINGHAM SHIRE	Country	UK
†Nationality	GERMAN	†Business occupation	DIRECTOR
†Other directorships (additional space overleaf)	DAIMLERCHRYSLER UK LIMITED		

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 12.06.2002

* Voluntary details.
† Directors only.
**Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 11.06.02

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

349449 Tel 020 7903 1000

DX number DX: 124402 DX exchange London/City

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number	4180320
† Directors only. †Other directorships	DAIMLERCHRYSLER SERVICES UK LIMITED
	DAIMLERCHRYSLER SERVICES INSURANCE SOLUTIONS LIMITED
	DAIMLERCHRYSLER UK LIMITED
	DAIMLERCHRYSLER SERVICES FLEET MANAGEMENT LIMITED
	EVOBUS (UK) LIMITED

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

1.66 Title: Form 288a - Appointment of Director

Date: 11 June 2002

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number	4180320
Company Name in full	YELL GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	11	06	2002	†Date of Birth	19	04	1958

Appointment form

Notes on completion appear on reverse.

Appointment as director	X	as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME *Style / Title		*Honours etc	
Forename(s)	JOHN BERNARD		
Surname	COGHLAN		
Previous Forename(s)		Previous Surname(s)	
Usual residential address	1 LANGLEY GROVE		
Post town	NEW MALDEN	Postcode	KT3 3AL
County / Region	SURREY	Country	UK
†Nationality	BRITISH	†Business occupation	DIRECTOR
†Other directorships (additional space overleaf)	PLEASE SEE ATTACHED SHEET		

I consent to act as ** director / secretary of the above named company

Consent signature [signature] Date 11/6/02

* Voluntary details.
† Directors only.
**Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] Date 11.06.02

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Doc Ref: 347679 Tel 020 7903 1174
DX number DX: 124402 DX exchange London/City

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number | 4180320

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Number: 4180320

LIST OF OTHER DIRECTORSHIPS FOR JOHN BERNARD COGHLAN

Ocean Overseas Holdings Limited	00594517
Excel Investments Limited	01600736
Excel plc	00073975
Excel Trustees Limited	00877779
Freight Transport Association Limited	00391957
Excel International Holdings Limited	00528866
Excel Holdings Limited	01505040
KXC Landowners Limited	04175861
Excel Pensions Investment Fund Limited	03986725

1.67 Title: Form 288b - Resignation of Director

Date: 11 June 2002

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full YELL GROUP PLC

	Day	Month	Year
Date of termination of appointment	11	06	2002

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: *Honours etc:

Forename(s): STEPHEN NATHANIEL

Surname: GREEN

	Day	Month	Year
†Date of Birth	30	12	1963

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 11.06.02

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Tel 020 7903 1174

DX number DX: 124402 DX exchange London/City

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

1.68 Title: Form 288b - Resignation of Director

Date: 11 June 2002

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 4180320

Company Name in full: YELL GROUP PLC

	Day	Month	Year
Date of termination of appointment	11	06	2002

as director: X as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: *Honours etc:

Forename(s): STEPHEN

Surname: GRABINER

	Day	Month	Year
†Date of Birth	30	09	1958

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed: [signature] Date: 11.06.02

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Tel 020 7903 1174

DX number DX: 124402 DX exchange London/City

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

1.69 Title: Form 288b - Resignation of Director

Date: 11 June 2002

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full YELL GROUP PLC

	Day	Month	Year
Date of termination of appointment	1 1	0 6	2 0 0 2

as director X   as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME

*Style / Title		*Honours etc	
Forename(s)	ANDREW TOBIAS MICHAEL		
Surname	WYLES		

	Day	Month	Year
†Date of Birth	1 6	1 1	1 9 6 0

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
**Please delete as appropriate

Signed [signature] **Date** 11.06.02

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Tel 020 7903 1174

DX number DX: 124402   DX exchange London/City

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

1.70 Title: Form 288b - Resignation of Director

Date: 11 June 2002

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number: 4180320

Company Name in full: YELL GROUP PLC

	Day	Month	Year
Date of termination of appointment	11	06	2002

as director: X as secretary:

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME *Style / Title: *Honours etc:

Forename(s): SALEM DAVID

Surname: SHUCHMAN

	Day	Month	Year
†Date of Birth	23	02	1963

A serving director, secretary etc must sign the form below.

Signed [signature] Date 11.06.02

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
**Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Tel 020 7903 1174

DX number DX: 124402 DX exchange London/City

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

1.71 Title: Form 288b - Resignation of Director

Date: 11 June 2002

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number	4180320
Company Name in full	YELL GROUP PLC

	Day	Month	Year
Date of termination of appointment	11	06	2002

as director: X   as secretary: [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME

*Style / Title	
*Honours etc	
Forename(s)	THOMAS
Surname	HICKS

	Day	Month	Year
†Date of Birth	24	02	1951

A serving director, secretary etc must sign the form below.

Signed [signature]   Date 11.06.02

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
**Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Tel 020 7903 1174

DX number DX: 124402   DX exchange London/City

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ   DX 33050 Cardiff
for companies registered in England and Wales

or

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland   **DX 235 Edinburgh**

Laserform International 02/00

1.72 Title: Form 288b - Resignation of Director

Date: 11 June 2002

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full YELL GROUP PLC

	Day	Month	Year
Date of termination of appointment	11	06	2002

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

Please insert details as previously notified to Companies House.

NAME

*Style / Title:

*Honours etc:

Forename(s): JOHN ROCKWELL

Surname: MUSE

	Day	Month	Year
†Date of Birth	24	02	1951

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 11.06.02

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
**Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Tel 020 7903 1174

DX number DX: 124402 DX exchange London/City

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Laserform International 02/00

02 JUL 11 AM 2:53

1.73 Title: Form 288a - Appointment of Director

Date: 11 June 2002

Package: 'Laserform'
by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

02 JUL 11

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full YELL GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment	11	06	2002	†Date of Birth	22	11	1953

Appointment form

Appointment as director: X | as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

Notes on completion appear on reverse.

NAME *Style / Title: | *Honours etc:

Forename(s): CHASE

Surname: CAREY

Previous Forename(s): | Previous Surname(s):

Usual residential address: ~~281 WEST HILLS ROAD~~ 61 Summersweet Lane

Post town: NEW CANAAN | Postcode: CT 06840

County / Region: CONNECTICUT | Country: USA

†Nationality: AMERICAN | †Business occupation: COMPANY DIRECTOR

†Other directorships (additional space overleaf):

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** June 24, 2002

* Voluntary details.
† Directors only.
**Please delete as appropriate

A director / ~~secretary~~ etc must sign the form below.

Signed [signature] **Date** 11.06.02

(** a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

Doc Ref: 347676 Tel 020 7903 1174
DX number DX: 124402 DX exchange London/City

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland DX 235 Edinburgh

A34 COMPANIES HOUSE 0155 02/07/02

Company Number 4180320

† Directors only.

†Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

1.74 Title: Form 288a - Appointment of Director

Date: 2 July 2002

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

288a

Appointment of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Company Number 4180320

Company Name in full YELL GROUP PLC

	Day	Month	Year		Day	Month	Year
Date of appointment				†Date of Birth	30	09	1958

Appointment form Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

*Voluntary details. † Directors only. **Please delete as appropriate*

Notes on completion appear on reverse.

NAME *Style / Title: — *Honours etc: —

Forename(s): STEPHEN

Surname: GRABINER

Previous Forename(s): — Previous Surname(s): —

Usual residential address: 15 PORTLAND PLACE

Post town: LONDON — Postcode: W1B 1PT

County / Region: — Country: UK

†Nationality: BRITISH — †Business occupation: DIRECTOR

†Other directorships (additional space overleaf):

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] 2/7/02 **Date** [signature]

A director, secretary etc must sign the form below.

Signed [signature] **Date** 2/7/02

(** a director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges
One South Place
London
EC2M 2WG

349449 Tel 020 7903 1000

DX number DX: 124402 DX exchange London/City

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 4180320

† Directors only. †Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Company Name: Yell Group plc
Company Number: 4180320

LIST OF OTHER DIRECTORSHIPS HELD BY STEPHEN GRABINER

Company Name	Company Number
Cloverhawk Limited	3162888
Hallco 413 Limited	3949621
Apax Partners Limited	1342446
Mediportal Limited	3974633
Yellow Pages Limited	4175821
Yell Holdings 2 Limited	4180359
Yell Limited	4205228
YH Limited	4193755

Package: 'Laserform' by Laserform International Ltd.

Please complete in typescript, or in bold black capitals.

CHFP025

88(2)

Return of Allotment of Shares

Company Number	04180320
Company name in full	Yell Group Limited

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	21	05	2002			

Class of shares *(ordinary or preference etc)*	B Ordinary		
Number allotted	11,163,600		
Nominal value of each share	£0.0001		
Amount (if any) paid or due on each share *(including any share premium)*	£0.01		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	CASH

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB

COMPANIES HOUSE 0666 31/05/02

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Yellow Pages Investments L.P.	Class of shares allotted	Number allotted
Address: Walker House, PO Box 908GT, Mary Street, George Town, Grand Cayman, Cayman Islands	B Ordinary	11,163,600
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		
Name	Class of shares allotted	Number allotted
Address		
UK Postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 28/5/02

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Weil, Gotshal & Manges

One South Place, London, EC2M 2WG

Tel 020 7903 1000